

05007182

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wolfson Microelectronics

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34753 FISCAL YEAR 12-31-04

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DAT : 4/12/05


Annual Report and Accounts
2004




our
world

In the home, in the office. On the streets and the beach. In cars, trains and planes... Wherever [illegible] technology is right alongside us. [illegible] incredibly powerful digital products have [illegible] revolutionise communication and [illegible] **As the world gets smaller, so the market for digital products grows. And as it grows, so more of the world's leading manufacturers put Wolfson technology at the heart of their latest products. These manufacturers trust us to deliver performance audio semiconductors; their products demand nothing less.** At Wolfson [illegible] passion for our business. From the [illegible] cutting edge of R&D, our people work [illegible] products that provide high value [illegible] customer base. Our products are world [illegible] And so is our team.

Welcome to our world...

- Revenues increased by 58% to $119.3m
- Pre-tax profits increased by 34% to $16.8m
- Gross margin improved by 2.5 percentage points to 49.3%
- Fully diluted earnings per share 18.10 cents per share
- Net cash inflow from operating activities $10.5m
- Revenues from products for portable devices up to $53.0m
- Sales to Japan tripled to $19.9m
- R&D spending increased by $6.5m to $15.9m

Turnover


119,294
75,735
H2
H1
H1
H2
56,910
62,384
2003
2004

Gross Profit


58,764
H2
H1
28,459
30,305
2004

Operating Profit


16,752
H1
H2
9,245
2003
2004

Summary of profit and costs (as a % of turnover)


13.3%
50.7%
[1] Operating profit (excluding litigation costs)
[2] Distribution, selling and administrative expenses (excluding litigation costs)
[3] R&D expenses
[4] Cost of sales

2004 was Wolfson's first full year as a publicly listed company on the London Stock Exchange. While we delivered strong year on year growth in revenues, supplying products to many of the world's leading digital consumer product manufacturers, the year has not been without its problems.

Chairman's Statement



Annual turnover and operating profit

33,663
75,735
2002
2003
2004
Turnover

Half year turnover and operating profit

Chart 3

Share price


350
300
250
200
150
100
50
« 21.10.03
21.02.05 »

Announcement of Interim Results for half year ended 30/6/04

Update on Trading

Source: Datastream

Our revenues and operating profits for financial years 2002 – 2004 inclusive are shown opposite. **Chart 1** shows full year figures and **Chart 2** shows half year figures.

Although revenues increased sequentially half on half and year on year, overall sales were substantially flat for the last nine months of 2004 when strong growth had been anticipated and operating profits were lower in the second half of 2004. The reason for the flat sales was that one part (albeit an important part) of the Company's consumer audio business sector experienced difficulties: the DVD player market in mainland China. Industry analysts had predicted strong growth in this market for the whole of 2004. This was borne out by the strong demand for our products in the first half of 2004 from a diverse range of DVD customers as they raised production volumes to meet their anticipated growth. Wolfson ramped up production in line with the expected demand. However, the end market absorption of DVD players was lower than had been predicted. As a result, Wolfson suffered more cancellations than new orders in respect of certain of its DVD related products during the second half in the consumer audio sector.

The Company made lower than expected profits in the second half of the year because it both geared up its overhead cost base and ramped up production to meet the anticipated sales demand. The Company reviewed its costs in the second half, taking into account the actual and predicted growth in each of our business sectors and the longer term goals of the Company such as planned product introductions and targeting new markets. As a result we reduced our hiring and overhead expenditure from the previously planned levels and the Company believes that its costs are now at a level appropriate to its anticipated future activities.

In response to the strong customer demand in the first half of the year, the manufacturing pipeline was producing significant quantities of our products for DVD applications when demand declined sharply in the second half. We responded by rapidly reducing our commitments to our suppliers and reducing prices to maintain our market position as a major supplier to the DVD market. A provision was made for slow moving and obsolete DVD related inventory at the end of the year and inventory levels are now at manageable levels to support the ongoing DVD business.

As a result of the foregoing, the Company made two announcements to the financial market regarding trading conditions during the year. In the first, on 26 July 2004, we warned that the growth rate in sales within the consumer audio business sector might be less than previously estimated due to uncertainty in demand from Chinese manufacturers. On 11 October 2004, we issued a further statement downgrading our second half revenue expectations to $56m-60m. We explained that the main problem was in the consumer audio segment, particularly with DVDs.

As **Chart 3** shows, the market was quick to punish the Company for not anticipating the pending implosion of the DVD bubble and failing to deliver the levels of growth which the market had expected.

However, in contrast to the DVD market problems, other aspects of the consumer audio business prospered, with overall revenues for this sector increasing 26% in the year. Revenues from the Company's imaging business grew by 15% compared with 2003 and the portable business experienced robust growth of 184% compared with 2003 in line with expectations.

In spite of the difficulties, I am pleased to report that in many respects the Company gained further strength in 2004. The customer base has been strengthened, particularly in Japan, where our products are used by many well known manufacturers. The Company has also expanded significantly its product offering and we enter 2005 with an increased number of design wins. I believe we are in a position – in what is projected to be a challenging marketplace – to gain market share and to grow again both our revenues and operating profits.

We thank you for your continued support.

D John Carey
Chairman



In just a few short years, digital technology has become the dominant force in consumer electronics. Today, hundreds of millions of digital consumer products are sold every year.

To date, we have designed and developed more than 80 products for the digital market to fulfill key market opportunities. Such is our success that Wolfson products can be found in mobile phones, MP3 players, PDAs, digital cameras, DVD players, flat screen TVs, scanners and many more.



audio
video
inside


165%**
total world market potential

Unit sales of digital cameras are expected to grow to 115 million in the next three years, an increase of 165% over 2004 levels.

Source: Japanese Camera Association Dec 2004

** The estimates/forecasts on pages 10 to 19 relate to the world market and are subject to variation as a result of changes in market conditions.



14.8m*

*Wolfson parts sold in 2004 into portable audio applications

+230%**

Total world market potential

By 2007, the market for portable audio is forecast to reach more than 80 million units, an increase of almost 230% over 2004 levels.

Source: Worldwide Portable Compressed Audio Player Forecast Update: IDC: Dec 2004



R130
C408
101
U403
U302
CE3C
+
audio in miniature
U401
R314
R315




playing
with
sound

By 2007, annual unit sales for the gaming market, including portable and home-based, could grow to 126 million, an increase of 295% over 2004 levels.

Source: Nintendo Annual Report 2003 / Worldwide [illegible]



22,000*

*Wolfson parts sold in 2004 into automotive applications

+180%**

Total world market potential

Excluding traditional audio, such as CD and tape players, the automotive market is forecast to reach annual unit sales of nearly 33 million by 2007, an increase of 180% over 2004 levels.

Source: Worldwide Market for In-car Audio, Infotainment and Driver Information/Telematics Systems: IMS: May 2004



multi-media
on the go




hi-fidelity
audio

+725%**

Total world market potential

Unit sales of multi-media phones is estimated to reach 145 million by 2007, an increase of 725% over 2004 levels.

Source: Nokia in 3G Mobile v6, no.21

2004 was a successful year for Wolfson. Building on a decade of achievement, the Company has consolidated its position as one of the leading suppliers in mixed-signal components for digital consumer products during its first full year as a publicly quoted company. At the same time, it put in place business processes that will allow the Company to fulfil the potential of a greatly expanding market.

Operating Review




Revenue distribution
Portable 45%
Other 3%
Imaging 20%
Consumer Audio 32%

Meeting the demands of the market

Wolfson designs and supplies products for the digital consumer electronics marketplace. These can be found at the heart of many consumer products sold in any retail or online audio product reseller. These applications include mobile phones, MP3 players, gaming consoles, DVD players and recorders, digital cameras, LCD televisions and PC-based scanners. Each and every one of these products depends on a component known as a high performance mixed-signal interface, which translates digital information from and into analogue signals that can make or record sound and images. These highly complex products involve market understanding and engineering know-how and have to be made to exacting standards of quality and performance. Wolfson is one of the few companies in the world that specialises in the development of mixed-signal circuits for digital audio and imaging applications.

The digital consumer electronics market is expanding rapidly, growing thanks to the development of technology that is more portable, of higher quality and more easily adaptable than what has gone before. Wolfson's products have been highly successful in the first wave of digital consumer applications. In a highly diversified market, Wolfson has identified – and we believe filled – a requirement for high quality audio and imaging solutions. Today – and in the years ahead – our goal is to use our technical expertise and growing industry reputation to expand our product range to meet the demands of this exciting market. If a digital product can capture an image or play a sound, Wolfson aims to have a product that will allow it to perform these tasks better.

It takes more than engineering excellence to satisfy the needs of a rapidly expanding market. We work closely with potential customers at the beginning of our product development cycles, typically 12-18 months ahead of their product launch, taking great care to ensure that the products are produced to the required specification and performance levels. This provides important insights into our customers' systems and future product requirements. Further, the unique nature of each finished product can make it costly – in terms of both time and money – for a customer to switch to another supplier creating a high barrier to entry for prospective competitors.

Review of the year

The Company continued to grow strongly in 2004, in terms of revenues and profits, supplying products into a broadening range of applications to many of the world's leading digital consumer product manufacturers. In the first half of the year, revenues were driven by the strong demand from DVD player manufacturers in China, while in the second half, MP3 players and games consoles set the pace.

The number of design wins increased by more than 50% to 250 in 2004, coming from a widening range of world leading manufacturers of digital consumer products such as Apple, Hewlett Packard, LG Electronics, Pentax, PalmOne, Samsung, Sanyo, Scientific-Atlanta, Sharp, Sony and Toshiba. This demonstrates our success in expanding our reach to new markets and customers. Particularly significant has been the growth in sales to leading consumer electronics companies in Japan where revenues have tripled to $19.9m during the year.

Total revenues for the year to 31 December 2004 increased 58% to $119.3m from $75.7m in 2003 with profits before tax increasing by 34% to $16.8m from $12.5m in the previous year. Excluding costs for the litigation with Cirrus Logic, Inc. ('Cirrus') (explained in more detail later), the operating profit for the year was $20.8m (2003: $13.3m) which is 17.5% of revenues (2003: 17.6%). The increase in revenue and operating profit reflected strong underlying growth in all our main business sectors and an improvement in the gross margin of 2.5 percentage points to 49.3% (2003: 46.8%). On a fully diluted basis the earnings per share has increased from 9.24 cents to 18.10 cents, which includes 7.71 cents in respect of an exceptional tax credit as described in the Financial Review on page 28.

The Company analyses its business in three product lines: portable applications, consumer audio products and digital imaging applications. Each sector represents a range of end products and has grown during the year to give the following revenue distribution for 2004 compared to 2003:

Revenue distribution

Portable: 45% (2003: 25%)
End products include: Digital cameras, head sets, mobile phones, portable music players and PDAs

Consumer Audio: 32% (2003: 39%)
End products include: DVD players, set top boxes, games consoles, Hi-Fi equipment, digital radios, LCD television, sound cards and automotive entertainment products

Imaging: 20% (2003: 28%)
End products include: Document scanners, multi-function printers and digital copiers

Other: 3% (2003: 8%)
Revenue received from sales of legacy custom products, engineering services and royalties on products designed by Wolfson which are sold by third parties.

In each sector, revenues are generated from a broad range of products and customers. During the year the percentage of sales made to leading consumer manufacturers in Japan increased substantially. In 2004 no single end customer represented more than 10% of revenues compared to 17% in 2003, while the top five customers represented 39% of revenues compared to 35% in 2003. Wolfson supplied over $100,000 worth of products to over 70 customers in 2004 (2003: 47) underlining the breadth of its customer base. Not only did the customer base increase, but the percentage of sales to brand leading manufacturers in Japan, America and Korea improved substantially.

In 2004, revenue growth was strongest for products used in portable applications such as digital cameras, portable music players and portable games consoles with revenues during the year of $53m, an increase of 184% from the previous year. Wolfson's mixed-signal chips, featuring low power consumption and high quality digital to analogue interfaces, enable leading products, such as the Sony PlayStation Portable among many others, to provide high quality audio performance. An important development during the year was the introduction of multi-media phones incorporating high quality music storage capability and touch panel interfaces. Wolfson's chips feature in a range of manufacturers' designs and are currently used in a number of the first commercial models, including leading brands such as the PalmOne Treo smart phone. While the market for multi-media phones is still relatively small, and growth in this market was disappointing last year, the introduction of 3G networks is expected to produce substantial growth over the next few years. The consumer and imaging sectors also grew by 26% to $38.1m (2003: $30.2m) and by 15% to $24.3m (2003: $21.2m) respectively, while there was a small contribution from legacy custom products and engineering services which declined to $3.9m (2003: $5.7m) in line with expectations.

Revenues from products for DVD players represented approximately 16% of total revenues in 2004. Customers are predominantly located in China where they manufacture for both the domestic and international markets. However, there was a significant variation in manufacturing volumes during the year with much stronger demand occurring in the first half representing approximately 22% of total revenues. Excess inventory of end products in the market place towards the end of the first half slowed demand reducing the percentage of sales to DVD manufacturers for the latter half of the year to approximately 12% of total revenues. Prompt action was taken by Wolfson management in scaling back production and reducing selling prices on certain lines to control our inventory, which is now almost back in line with the requirement to support the ongoing customer demand.
In other consumer audio applications, the Company has continued to expand its customer base throughout the year, particularly in Japan where the latest products released by the Company are being used in a range of consumer end products, such as LCD TVs, digital radios, in-car entertainment systems and games consoles.

Manufacturing

The Company employs the fabless business model in which it outsources all of its manufacturing requirements. This brings two distinct benefits. Firstly, an ability to focus on our key design and development strengths and secondly, relatively low fixed costs and capital expenditure. At the beginning of the year, manufacturing capacity was constrained but we had the flexibility to satisfy customer demand by securing second sources for our key high volume products. We also made the strategic decision to qualify a Chinese wafer foundry to supply many of the products required by indigenous manufacturers.

Wafer fabrication is currently outsourced to Magnachip (formerly Hynix) in Korea, Chartered Semiconductor in Singapore, CSMC in China and TSMC in Taiwan. These multiple plants should have ample capacity and flexibility for future unit growth.

The assembly and testing of products is carried out by Unisem and Carsem in Malaysia or the more specialist facilities at Unisem Europe in the UK.

Getting the right product to the customer at the right time is vital. This is why we established a new Asia Pacific distribution hub in Malaysia. This centre has shortened our supply chain, increasing our responsiveness to customers.

Research and Development

Wolfson is a leading technology company with a strong focus on research and development. We believe our ability to anticipate – and fulfil – market demand with advanced and reliable products has been instrumental in our current success and the structure is in place to ensure this continues. To meet market demand for more highly integrated products, incorporating power management, we opened a design centre in Swindon during the year. Our engineering team in Edinburgh continues to focus on furthering the art of audio signal processing to produce the world's best sounding products.

In 2004, the Company introduced 20 new products, taking the total portfolio to more than 80. The Company undertakes all its own R&D in-house, at its Edinburgh and Swindon design centres.

During the year, we recruited a further 24 engineers to the Company, resulting in approximately 50% of our staff being involved in R&D activities, including the definition of new products, their implementation, verification and production qualification. An important aspect of this is the creation of efficient production test programmes which ensure that products supplied to customers meet the necessary high standards of performance. The product development activities are supported by a quality system and advanced testing diagnostic facilities. The Company is IS0 9001-2000 qualified. The Company has a highly skilled and experienced engineering team for the development of innovative mixed-signal semiconductor products. This team is continuously enhanced through our strong links with key academic institutions, in particular the University of Edinburgh which provides a rich source of talented engineering graduates.

During the year, we invested more than $15.9m on our engineering activities (2003: $9.4m) to assist the Company in achieving its goal of being at the forefront of mixed-signal technology for interfacing digital and analogue signals to meet the requirements of the fast moving digital consumer market place.

Sales & Marketing

Our customers are located in key global markets and so are our sales teams. Our offices in the USA, Japan, China, Taiwan and Korea are staffed by local nationals experienced in the business culture of the region and provide our customers with skilled technical and commercial support. To meet the increasing demand for our products in Japan, we have enlarged our Tokyo office and opened a second Japanese office in Osaka. In January 2004 we opened a sales office in Seoul to support our growing customer base in Korea, and a further office was opened in Boston in September 2004 to further support the US market. Since the year end we have also established a sales office in Singapore.

As the vast majority of electronic products are built in the Asia Pacific region, including Japan and Korea, it is natural, as shown in the charts on page 25, that the majority of our sales occurred there. While direct sales to the US remain small, this masks the fact that manufacturing by customers is predominantly subcontracted to Asia. The volume of our products used by US companies in their global markets has increased significantly. Furthermore, the growth in sales to the brand leading consumer electronics companies in Japan has tripled during the year to almost $20m.

For logistics reasons, the Company supplies many of its products through independent distributors in a number of countries in addition to direct sales to end customers and their manufacturing subcontractors.

We promote our products through a range of technical media, specialist trade shows and the Wolfson website (www.wolfsonmicro.com) which, along with direct marketing activities, assist in broadening our customer base.

Litigation

In February 2005 the US International Trade Commission (ITC) issued its final determination regarding the two patent infringement allegations by Cirrus. It held that Cirrus' US Patent No 6,492,928 is unenforceable because highly material prior art was intentionally withheld from the US Patent and Trademark Office by the inventors. There will therefore be no restriction on the sale of the Wolfson products which had been alleged to infringe.

The ITC issued a limited exclusion order relating to Wolfson audio digital to analogue converter products that infringe Cirrus' US Patent No 6,011,501 which are shipped directly into the US. However in early 2004, the three accused products were either withdrawn or modified to remove the disputed feature. As a result, there will be no effect on Wolfson's business as a result of the ITC action by Cirrus.

For most of 2004, the proceedings in the US District Court in San Diego have been stayed pending the outcome of the ITC proceedings. In the District Court proceedings, we have made a number of counterclaims against Cirrus which include business interference and unfair competition. We continue to defend this case and pursue our counterclaims.

Legal costs for both cases during the year have amounted to $4.1m, which has been charged to administrative expenses in the Profit and Loss Account. In 2005, the legal costs for the San Diego case are expected to be significantly lower than the costs incurred in 2004.

Intellectual property

As part of our product development activities, we invest substantial resources in the development of intellectual property and, at present, have 23 patents granted or in progress. We will continue to defend, with vigour, our position with respect to our intellectual property.

Capital Expenditure

The Company adopts the low cost fabless business model but makes limited investment in capital equipment. There were two prime factors behind the capital investment in the year, firstly, time to market and, secondly, reduced production costs. The faster we can evaluate, research, design, test and deliver a product to market, the better we can meet the needs of the customer. To support our strategy in this area, we have invested $10.6m in capital equipment and CAD software during the year, compared to $21.5m in 2003. A total of $6.2m has been invested this year in production test equipment, some of which has been consigned to assembly and test sub-contractors for our exclusive use. In buying this equipment ourselves, we achieve more cost-effective manufacturing and help to ensure sufficient capacity to meet our production needs.

In addition a one off investment of $3m was made in completing the fit out of our office and engineering facility, required by the enlarged personnel count, at our Edinburgh HQ.

Outlook for 2005

2004 was a good year for Wolfson with new products, new customers and new markets coming on stream. In portable audio, the overwhelming success of the Apple iPod* mobile digital device illustrates the consumer demand for high performance, high quality audio products. Video is being added to music players to create full media players that show high quality images in addition to audio. Portable games consoles such as the Sony PlayStation Portable, which was launched in Japan at the end of 2004, appear to be in high demand.

Mobile phones are becoming more than just communications devices. Many now have cameras and with improved cellular networks, transmission of music and images are expected to be a rapidly growing market. In countries such as Japan, phones are increasingly being used as sources of a wide range of entertainment media including television.

In the camera sector, digital photography continues its steep growth curve, with imaging and printing merely in the early stages of consumer acceptance. In the home, products such as DVD recorders, DAB radio and LCD TVs are becoming the desirable products. And in the car, automotive entertainment products such as headrest TVs and DVDs are being specified in an increasing number of new models. Each and every one of these products depends on components like the ones Wolfson can – and is – supplying.

The Company has entered 2005 with the widest product range and design wins in its history, which we believe provides a solid platform to deliver further growth during 2005. Although the market will remain intensely competitive, we believe we have unique selling propositions with which to compete successfully. We will continue to invest substantially in our engineering capabilities and in the development of innovative new products to meet emerging market opportunities.

David Milne
CEO and Managing Director

* Apple and iPod are trade marks of Apple Computer, Inc., registered in the U.S. and other countries

184%

$53.0m

The number of design wins increased by more than 50% in 2004 and the Company introduced 20 new products, taking the total portfolio to more than 80.

Geographic distribution of sales

Japan 8%
ROW 5%
Americas 3%

$75.7m

Asia Pacific
(excluding Japan)
84%

Geographic distribution of sales


Americas 5%

Financial Review



Revenues

Revenues grew 10% sequentially in the second half of 2004 despite a 20% reduction in consumer audio revenues over the same period. This reduction was mainly attributable to a downturn in demand from manufacturers of DVD players, due to high levels of finished goods inventory that they had built up in the first half of the year. This was, however, offset by strong growth in sales of products for portable devices which represented over 50% of total revenues in the second half of the year. As anticipated, revenues from legacy custom products and engineering services fell as we continued to focus on developing our proprietary products.

Gross profit

Gross profit increased by 66% in 2004 to $58.8m from $35.4m in 2003. This was mainly due to the growth in revenues and the increase in the gross margin in 2004 to 49.3% from 46.8% in the previous year. The increase in the gross margin was mainly attributable to the growing proportion of sales in the portable business sector which are more highly differentiated and therefore generate higher margins combined with improvements in manufacturing yields.

The gross margin in the second half of 2004 fell to 48.6% compared to 50.0% in the first half of the year. This was due to an additional $0.45m provided for slow moving and obsolete inventory and a reduction in the average selling prices of certain consumer products (mainly relating to DVDs) to reduce excess inventory. In 2005 the gross margin is anticipated to be in the 49%-51% range.

Operating expenses

Operating expenses increased by 84% in 2004 to $42.0m from $22.8m in 2003 but included legal costs of $4.1m in 2004 and $0.7m in 2003 in respect of the actions brought by Cirrus. If these costs are excluded, operating expenses would have increased by 71% in 2004 from $22.1m to $37.9m.

Operating costs expressed as a percentage of turnover increased to 35.2% in 2004 from 30.1% in 2003. These percentages reduce to 31.8% and 29.2% respectively if the Cirrus legal costs are excluded. Operating expenses in the second half of 2004 increased to 36.5% of revenues from 33.8% in the first half or 32.8% and 30.5% respectively if litigation costs are excluded.

Distribution and selling costs

Distribution and selling costs increased by 74% in 2004 to $13.5m from $7.8 m in 2003. This was mainly due to the establishment of our sales office in Korea in January 2004 and expansion of our sales offices in the USA, Japan, Taiwan and China. Distribution and selling costs expressed as a percentage of turnover increased slightly to 11.3% from 10.3% in 2003.

Research and development expenses

Research and development costs increased by 70% in 2004 to $15.9m from $9.4m in 2003. This was mainly due to recruitment of 24 engineering staff in 2004. Research and development expenses expressed as a percentage of turnover have increased to 13.3% from 12.4% in the previous year and is in line with management's expectations.

Administrative expenses

Administrative expenses increased by 109% in 2004 to $12.6m from $6.0m in 2003 or by 60% if the Cirrus litigation costs are excluded. Administrative expenses in 2004 represent 10.6% of turnover compared to 8.0% in 2003 or 7.1% and 7.1% respectively if the Cirrus legal costs are excluded.

Interest payable

Interest is payable on term loans at variable rates. The Group could therefore be affected adversely if interest rates were to rise significantly. The Group currently does not cap interest rates, but monitors this policy on a regular basis.

Taxation

The profit on ordinary activities after tax for the year was $21.3m (2003: $9.2m). An exceptional tax credit of over $9m has arisen in respect of the exercise of employee share options under Schedule 23 of the Finance Act 2003. This exceptional tax credit has been deducted from the tax charge of $4.6m, which would have arisen, to give a net tax credit of $4.5m in 2004 compared to a tax charge of $3.3m in 2003.

The Finance Act 2003 enables the Company to obtain tax relief for the gains made on the exercise of share options by employees. The size of this tax relief reflects the fact that, on flotation of the Company in October 2003, a large number of employees held share options which had been issued some years previously. Consequently, the level of gains arising on the exercise of these options post flotation has been significant and hence the exceptional nature of the resulting tax relief. The deferred tax asset arising, as set out in note 13 to the financial statements, has been recognised in respect of this relief in 2004 in view of the current profitable trading of the Company. The deferred tax asset has been included in debtors.

There remain approximately 10 million similar share options with exercise prices ranging from 15 pence to 75 pence still to be exercised, and therefore there are likely to be further exceptional tax credits arising in future. It is not possible to predict the timing of the exercise of options which is dependent on the decisions of individual option holders. It is also not practicable to calculate the exact amount of the tax relief which will be available, as this is dependent on the market value of the Company's shares on the date of exercise of the options. However, for illustrative purposes only, if it is assumed that these options are exercised at the earliest possible date and that the market value of the Company's shares at 31 December 2004, of 144.5 pence per share, is used to calculate the gain on exercise, the tax relief would amount to approximately $3.7m and $2.1m in 2005 and 2006 respectively.

Earnings per share

Diluted earnings per share went up to 18.10 cents (2003: 9.24 cents), which includes 7.71 cents in respect of the exceptional tax credit. The diluted earnings per share have been based on a weighted average of 117,636,702 shares in 2004 and 99,943,588 shares in 2003.

Dividends

It is our intention to retain all future earnings for investment in development and expansion of the business. We do not expect to pay a dividend in the foreseeable future.

Balance sheet

Capital expenditure in 2004 amounted to $10.6m of which $3.0m was a one-off investment in respect of completing the fit out of the Company's premises in Edinburgh, $6.2m was in respect of the purchase of test and related equipment and $1.4m was spent on computer hardware and software.

Inventory at 31 December 2004 amounted to $18.0m (2003: $8.9m). The increase during the year was primarily due to additional inventory necessary to support the rapidly growing portable business. The average number of days inventory held at the end of December 2004 was 108 days (2003: 80 days). In 2005 it is anticipated that inventory levels will be maintained around 90-100 days.

Total debtors increased to $25.8m at the end of December 2004 from $17.4m at the end of December 2003. Although revenues grew by 58% in 2004, trade debtors only grew by 18% which reflected the reduction in the number of days sales outstanding to 41 from 54 days. At 31 December 2004, a deferred tax asset of $4.1m (2003: $0.2m) is included in debtors and this is described further in the 'Taxation' section above.

Creditors due within one year decreased by 1.6% to $14.5m from $14.7m in the previous year. Creditors due after more than one year amounted to $18.2m and were in respect of bank loans, of which $17.2m related to a mortgage repayable over 20 years. This mortgage was taken out in 2003 to finance the acquisition of the Company's premises in Edinburgh.

Cash flow

The Company generated $20.8m cash from operations of which $10.3m was used to finance increased working capital, leaving net cash inflow from operating activities of $10.5m (2003: $4.8m).

After deducting non-operating items including capital expenditure of $10.6m the net cash outflow before financing reduced to $2.7m (2003: outflow of $17.9m).

Treasury and foreign exchange

The Group does not, as a matter of policy, hedge its exposure in foreign currencies. Almost all of the Group's revenues and cost of sales are denominated in US dollars. The Group is however exposed to fluctuations in the US dollar/sterling exchange rate as over 50% (2003: 50%) of its operating costs are denominated in sterling.

Our customers are located in many countries around the world. This may therefore increase the risk that a counter party to a contract may default leaving a credit exposure. This risk is managed by selling to a diverse range of customers to ensure that exposure to any one customer is not significant and in certain cases obtaining either letters of credit or advanced payments. In addition, in other instances, credit insurance against the risk of default in payment is taken out.

Pensions

The Company operates a defined benefit pension scheme and a defined contribution pension scheme. The defined benefit pension scheme is closed to new members. An actuarial valuation of this scheme was conducted at 2 January 2004 which showed that the value of the scheme's assets of £3.1m (approximately $5.4m) represented 65% of the benefits that had accrued to members, after allowing for expected future increases in earnings. The scheme moved from a surplus, at the time of the last triennial valuation, to a deficit at this valuation primarily as a result of the effects of changes in assumptions with regard to scheme liabilities and the investment return has been worse than assumed as a result of the performance of equity markets in the period.

In view of the deficit arising on the actuarial valuation the contributions of the Company increased to 12.7% (2003: 7.6%), with effect from January 2004, with contributions from employees remaining at 6% of earnings.

The total pension costs for the year were $1.0m (2003: $0.4m) of which $0.8m (2003: $0.3m) related to the defined benefit scheme. The Company has accounted for pension costs in 2004 in accordance with Statement of Standard Accounting Practice 24 'Accounting for Pension Costs', and the transitional disclosures under Financial Reporting Standard 17 'Retirement Benefits' ('FRS17') are given in note 21 to the financial statements. In these disclosures, there is a deficit of $5.5m (2003: $3.6m) after deferred tax. FRS17 prescribes detailed rules for the calculation of scheme assets and liabilities and indicates the net accounting surplus or deficit that exists at the balance sheet date and is therefore prepared on a different basis to the actuarial valuation. Fluctuations in investment conditions and, for FRS17, prescribed assumptions, such as mortality rates and bond yields, can result in significant volatility in the surplus or deficit. A pension scheme is, however, managed over the long term. Investment and liability decisions are based on underlying actuarial and economic circumstances with the intention of ensuring that the scheme has sufficient assets to meet liabilities as they fall due, rather than meeting accounting requirements.

International Financial Reporting Standards ('IFRS')

From 1 January 2005, the Group is required to adopt IFRS and International Accounting Standards ('IAS') in the preparation of its consolidated financial statements. Therefore the Group will issue its interim results for the period ending 30 June 2005 in accordance with IFRS. Comparative figures will be restated accordingly.

The Standards which are expected to have most impact on the profit after taxation and shareholders' funds are: IFRS2 'Share-based payment' and IAS19 'Employee Benefits'.

George Elliott
CFO and Finance Director





David John Carey (age 68)
Chairman

Mr Carey joined the Board in November 1998 as a non-executive director and became Chairman in January 2000. Mr Carey is chairman of the Nomination Committee and a member of the Remuneration Committee. Mr Carey was a founding investor in Integrated Devices Technology Inc., serving as a member of the board before becoming Chief Executive Officer and Chief Operating Officer in 1982 and Chairman of the Board from 1991 to 1999. In 1969, Mr Carey was founder of Advanced Micro Devices Inc., where he held several operational management positions until 1978. Prior to that, Mr Carey worked on the development of the first integrated circuits at Fairchild from 1963 until 1968. Mr Carey has a degree in Electrical Engineering from Liverpool University.

Alastair David Milne (age 62)
Chief Executive Officer and Managing Director

Dr Milne co-founded the Company in 1984 and serves as the Chief Executive Officer and Managing Director. Dr Milne is a member of the Nomination Committee. From 1973 to 1985, Dr Milne directed the Wolfson Microelectronics Institute at Edinburgh University, which developed CAD software and integrated circuit technology. Dr Milne was Vice President of the Royal Society of Edinburgh from October 1995 to September 1998 and is a Fellow of the Royal Academy of Engineers. He has a Doctorate in Physics from Bristol University and has been a member of the Court of the University of Edinburgh since 1998. Dr Milne was awarded the OBE in 1985 for services to industry.

James Robert Craig Reid (age 50)
Chief Technical Officer and
Business Development Director

Mr Reid co-founded the Company in 1984 and serves as Chief Technical Officer and Business Development Director. From 1976 to 1985, Mr Reid held design engineering positions at RACAL-MESL, a microwave systems company, and at Wolfson Microelectronics Institute. Mr Reid holds a First Class Honours Degree in Electrical and Electronic Engineering from the University of Edinburgh and is currently a Visiting Professor of Engineering Design at the University of Glasgow.

George Reginald Elliott (age 52)
Chief Financial Officer and Finance Director

Mr Elliott joined the Board in January 2000 and serves as the Chief Financial Officer and Finance Director. Mr Elliott was previously Finance Director at Calluna plc and Business Development Director at McQueen International Ltd (now SYKES), where he was responsible for strategic sales and marketing. Mr Elliott, formerly a partner of Grant Thornton, is a Chartered Accountant and has a degree in Accountancy and Finance from Heriot-Watt University.

John Martin Urwin (age 44)
Operations Director

Mr Urwin joined the Board in 1994. From 1988 to 1994 he worked for Fujitsu Ltd where he was Northern Europe Marketing Manager. Prior to that, Mr Urwin worked for National Semiconductor and Marconi Electronic Devices in major account management, test and product engineering roles. Mr Urwin has an Honours Degree in Electronic Engineering from Nottingham University.

Barry Michael Rose (age 59)
Non-executive Director

Mr Rose was appointed to the Board in 2001 and serves as a non-executive director and is the Senior Independent Director. He is chairman of the Company's Remuneration Committee and is a member of the Audit Committee and Nomination Committee. From 1993 to 2001 Mr Rose was Chief Executive of Scottish Provident UK. Mr Rose is also a non-executive director of Baillie Gifford Shin Nippon plc and Liverpool Victoria Friendly Society.

Ross King Graham (age 57)
Non-executive Director

Mr Graham was appointed to the Board in September 2003 and serves as a non-executive director and chairman of the Audit Committee. He is also a member of the Remuneration Committee. Mr Graham qualified as a chartered accountant with Arthur Young in 1969, and was made a partner of that firm in 1981. In 1987 Mr Graham joined Misys on its flotation as its Finance Director, becoming Corporate Development Director in 1998 and finally retiring from the Board at the end of 2003. Throughout his time at Misys he played a key role in developing and implementing its acquisition strategy. He holds several non-executive directorships including Acambis plc, Vecta Corporation Ltd and Patientline plc.

Robert Laurence Eckelmann (age 48)
Non-executive Director

Mr Eckelmann joined the Board in November 2004 and serves on the Audit and Remuneration Committees. From 1988 to 2002 Mr Eckelmann was employed by Intel Corporation, where he launched its Asian business and was then vice president and general manager of the EMEA region. Before joining Intel in 1988, Mr Eckelmann served for six years at the US Department of Commerce responsible for trade policy and negotiations with Asia and the EU. Mr Eckelmann holds several non-executive directorships including: Emulation & Verification Engineering, MDS Holdings and IXI Mobile.

Directors' Report and financial statements

The directors have pleasure in submitting their report and financial statements for the year ended 31 December 2004.

Principal activities

The Group is principally engaged in the design, manufacture and supply of high performance mixed-signal integrated circuits.

Financial

The Group's consolidated profit for the financial year, after taxation, was $21,288,000 (2003: $9,236,000). A financial review of the results for the year is set out on pages 26 to 29.

Dividends

The Company intends to retain future earnings for investment in development and expansion of the business and accordingly it does not currently expect to pay a dividend for the foreseeable future.

Review of development and future prospects

The report of the directors should be read in conjunction with the Chairman's Statement and the Operating and Financial Review on pages 4 to 7 and on pages 20 to 29 which contain details of the principal activities of the Group during the year and an indication of future developments.

Share capital

Details of the Company's authorised and issued share capital as at 31 December 2004 and of options granted under the Group's employee share option schemes are detailed in note 17 to the financial statements.

Research and development

The Group continues to invest in research and development of mixed-signal semiconductors.

Donations

The Group made no political contributions during the year. Donations to UK charities amounted to $13,000 (2003: $3,000).

Directors

The directors who held office at the end of the year and their interests in the shares of the Company at the year end are set out on page 44. The interests of the directors in the share options of the Company are set out on page 46.

Juergen Germies resigned from the Board as a non-executive director on 24 March 2004. Robert Eckelmann was appointed to the Board as a non-executive director on 1 November 2004.

At the forthcoming Annual General Meeting, DJ Carey, JRC Reid, JM Urwin and GR Elliott will retire by rotation and, being eligible, will offer themselves for re-election. R Eckelmann, who was appointed a director by the Board on 1 November 2004, retires at the forthcoming Annual General Meeting and, being eligible, offers himself for election.

The names and biographical details for the directors who held office at the end of the year are set out on page 32 and details of directors' service contracts for the directors standing for re-election are set out in the Directors' Remuneration Report on pages 42 and 43.

Company Secretary

With effect from 1 January 2005 GR Elliott resigned as company secretary and Fiona Murdoch was appointed to the position.

Substantial shareholdings

As at 21 February 2005, the Company had been notified of the following interests in 3% or more of the ordinary share capital of the Company:

	Number of ordinary shares	%
Fidelity Management & Research Company	13,936,896	12.86%
Aegon UK	5,195,615	4.80%
DJ Carey	4,781,657	4.41%
Sanyo Semiconductor Corporation	4,705,200	4.34%
UBS Global Asset Management	3,810,512	3.52%
Morgan Stanley Securities Limited	3,310,298	3.05%

Purchase of own shares

At the Annual General Meeting held on 22 April 2004 the shareholders granted the Company the authority to purchase, in the market, its own ordinary shares up to a maximum of 5,292,965 ordinary shares. This authority expires at the conclusion of the Annual General Meeting to be held on 21 April 2005. This authority was not used during the year and shareholders will be asked to give a similar authority at the forthcoming Annual General Meeting as set out in Resolution 12 in the Notice of the Annual General Meeting.

Policy and practice on payment of creditors

The Company's policy concerning the payment of creditors for goods and services is to pay within 30 days of the end of the calendar month in which the invoice is received (net 30 day terms), unless alternative terms have been specifically agreed in advance. This policy and any specific terms agreed with suppliers are made known to the appropriate staff and suppliers. At 31 December 2004, the Company had 45 days (2003: 46 days) purchases in trade creditors.

Auditors

A resolution to reappoint KPMG Audit Plc as auditors will be put to members at the forthcoming Annual General Meeting.

Proposed change to Articles of Association

A resolution proposing a change to the Company's Articles of Association will be put to members at the forthcoming Annual General Meeting. The change concerns the indemnification given by the Company to its directors and officers and reflects an amendment to the Companies Act 1985 which is due to come into force on 6 April 2005. Further details are given in the Notice of the Annual General Meeting.

Annual General Meeting

The Annual General Meeting will be held on 21 April 2005 in Edinburgh. The Notice of the Annual General Meeting is contained in a separate booklet which is being sent to shareholders along with this Annual Report.

By order of the Board

Fiona Murdoch
Company Secretary

Edinburgh

21 February 2005

The Board is committed to maintaining high standards of corporate governance throughout the Group and therefore to apply, where they are deemed appropriate, the principles of corporate governance set out in the revised Combined Code (the 'Code'). The statement below describes how the directors have applied the principles of corporate governance and the extent to which the principles and provisions of the Code have been complied with during the financial year ended 31 December 2004. The Company is not classed as a 'smaller company', as defined by the Code, as it was within the FTSE 350 for part of the year immediately prior to the reporting year ended 31 December 2004.

The Board currently comprises four executive directors and four independent non-executive directors including the Chairman. All of the non-executive directors are considered by the Board to be independent notwithstanding the presumption in the Code that a Chairman cannot be considered independent after his appointment. Biographical details of the directors serving as at 31 December 2004 are given on page 32.

Compliance with the Code

The Group has complied, throughout the financial year ended 31 December 2004, with the provisions set out in Section 1 of the Code except as set out below:

- Throughout the year at least half the Board, excluding the Chairman, did not comprise non-executive directors determined by the Board to be independent (Code provision A.3.2). J Germies, who resigned from the Board on 24 March 2004, represented the interests of an institutional shareholder and was therefore considered not to be independent. On 1 November 2004, R Eckelmann was appointed as an independent non-executive director. The Board is now comprised of four executive directors and four independent non-executive directors including the Chairman, all of whom the Board considers to be independent for the reasons set out below. The Board considers that it has an appropriate number of directors, given the size and complexity of the Group, who amongst them have the appropriate range of skills and experience. The Board's view is that the independent directors are of sufficient calibre and number that their views have sufficient weight and influence on the Board's decision making.
- A senior independent non-executive director, BM Rose, was appointed on 22 January 2004 (Code provision A.3.3).
- There was no formal annual evaluation of the Board performance or that of its Committees during the year, although performance evaluation of the individual directors and Chairman was conducted (Code provision A.6.1). The overall composition and operation of the Board is considered regularly. It is planned to implement a formal annual evaluation of the Board and its committees during 2005.
- The Remuneration Committee now has four members who are all non-executive directors whom the Board considers to be independent (Code provision B.2.1). This Committee had at least three members throughout the year. Until 24 March 2004 J Germies, a non-executive director, was a member of this Committee but was considered by the Board not to be independent for the reason set out above.
- The Audit Committee did not have three members throughout the year (Code provision C.3.1). J Germies, a non-executive director who was considered by the Board not to be independent, was a member of the Audit Committee until the date of his resignation on 24 March 2004. The Audit Committee had two members, both of whom were independent non-executive directors, from 25 March 2004 to 31 October 2004. From the date of R Eckelmann's appointment on 1 November 2004, this Committee has had three members who are all independent non-executive directors.

Board composition and operation

The Board considers all of its current non-executive directors to be independent in character and judgement. Except as set out below, none of these current non-executive directors:

- has been an employee of the Group within the last five years;
- has, or has within the last three years, a material business relationship with the Group;
- receives remuneration other than a director's fee, participates in the Company's share option schemes or is a member of the Company's pension scheme;
- has close family ties with any of the Group's advisers, directors or senior employees;
- holds cross-directorships or has significant links with other directors through involvement in other companies or bodies; or
- represents a significant shareholder, other than the Chairman who owns 4.41% of the Company's issued ordinary shares; or
- has served on the Board for more than nine years.

Notwithstanding the Chairman's level of shareholding, the Board considers him to be independent in character and judgement as he provides objective and impartial contributions to Board meetings and conducts thorough analyses of the information provided on the affairs of the Company.

The division of responsibilities between the Chairman of the Board, DJ Carey, and the Chief Executive Officer, AD Milne, is clearly delineated and has been approved by the Board.

The Board appointed BM Rose as Senior Independent Non-executive Director on 22 January 2004. He is available to meet shareholders on request. The Group has a policy of maintaining an active dialogue with institutional shareholders through individual meetings with members of the Board and their participation in conference calls relating to results announcements. After these meetings the views of these shareholders are reported to and discussed by the rest of the Board.

All directors must submit themselves for election at the annual general meeting following their appointment and, thereafter, for re-election at least once every three years. The non-executive directors are generally appointed for fixed terms of three years. The Group seeks to retain the services of the non-executive directors for periods that may be longer than is recommended by the Code due to their experience and knowledge. The appointment of J Germies was for a fixed term to 24 March 2004.

There is a formal schedule of matters reserved for the Board which has been reviewed and updated during the year. The responsibilities of the Board include: setting strategy and approving the annual budget and projections; ensuring that high standards of corporate governance are maintained; monitoring the performance of the Group; approval of financing and significant capital expenditure; reviewing the Group's systems of risk management and financial control; approving appointments to the Board and of the company secretary; approving policies relating to directors' remuneration and ensuring that a satisfactory dialogue takes place with shareholders. The Board delegates to management a number of decisions including: the implementation of the strategies and policies of the Company as determined by the Board, monitoring the operating and financial results against budgets and managing and controlling the allocation of capital, human and technical resources. The Board receives detailed financial and operational information in order for it to monitor the performance of the key areas of the business.

The Board normally meets monthly and may meet at other times at the request of any director.

The number of scheduled Board meetings and Committee meetings attended by each director during the year was as follows:

	Scheduled Board meetings	Audit Committee meetings	Remuneration Committee meetings	Nomination Committee meetings
DJ Carey, Chairman	11 (11)	n/a	2 (2)	2 (2)
AD Milne	11 (11)	n/a	n/a	2 (2)
JRC Reid	9 (11)	n/a	n/a	n/a
GR Elliott	10 (11)	n/a	n/a	n/a
JM Urwin	9 (11)	n/a	n/a	n/a
BM Rose	11 (11)	6 (6)	2 (2)	2 (2)
RK Graham	11 (11)	6 (6)	2 (2)	n/a
R Eckelmann	2 (2)	1 (1)	1 (2)	n/a
J Germies	2 (2)	1 (2)	1 (2)	n/a

(The figures in brackets indicate the maximum number of meetings held in the period during which the individual was a director.)

During the year, the Chairman has held meetings with the non-executive directors without the executive directors present.

There is no formal training programme in place for new directors but an induction process is in place which is tailored to the individual director's requirements in view of their experience and prior industry knowledge. In 2005 there will be an assessment of the training needs of the non-executive directors and individual training plans will be developed as required.

All directors have access to the advice and services of the company secretary and to provision of independent professional advice in furtherance of their duties, at the Company's expense. The Company maintained directors' and officers' liability insurance cover throughout 2004. This insurance cover was renewed for 2005.

The Board has a Nomination Committee, Remuneration Committee and Audit Committee. The terms of reference for each Committee can be found on the Investor Relations section of the Group's website at www.wolfsonmicro.com.

Nomination Committee

The Nomination Committee was established in 2003 and is chaired by DJ Carey. Its other members are AD Milne and BM Rose. A majority of the members of the Committee are non-executive directors. The Nomination Committee, which meets not less than once per year, has responsibility for considering the size, structure and composition of the Board and its committees, the retirements and appointments of additional and replacement directors and makes appropriate recommendations to the Board.

Having reviewed the size, composition and structure of the Board, the Nomination Committee recommended the appointment of an additional independent non-executive director. A thorough recruitment process, involving the services of an executive search agency, was undertaken, which included the preparation of a description of the role and capabilities required for the appointment. This process resulted in the appointment on 1 November 2004 of R Eckelmann as a non-executive director and member of the Audit and Remuneration Committees. The Nomination Committee considers that the current composition of the Board is satisfactory to provide the proper governance, administration and business counsel of the Company's affairs, but will continue to monitor the situation in 2005.

The other significant commitments of each non-executive director were disclosed to the Board prior to their appointment and the Board is kept informed of subsequent changes to these commitments.

Remuneration Committee

The Remuneration Committee is chaired by BM Rose and its other members are DJ Carey, R Eckelmann (from 1 November 2004), and RK Graham. J Germies was a member of this Committee until the date of his resignation on 24 March 2004. Only non-executive directors serve on the Remuneration Committee. The Remuneration Committee, which normally meets at least twice a year, has delegated responsibility for making recommendations to the Board on the policy for remuneration of executive directors and other senior executives, for reviewing the performance of executive directors and senior management and for determining, within agreed terms of reference, specific remuneration packages for each of the executive directors and senior management including pension rights, any compensation payments and the implementation of executive incentive schemes. In accordance with the Committee's terms of reference, no director may participate in discussions relating to his or her own terms and conditions of service or remuneration. The Directors' Remuneration Report is set out on pages 42 to 47.

The Remuneration Committee appointed KPMG LLP to give remuneration advice in 2004. Further details are included in the Directors' Remuneration Report on page 42.

Audit Committee

The Audit Committee is chaired by RK Graham. Its other members are BM Rose and R Eckelmann (effective from his date of appointment on 1 November 2004). J Germies was a member of this Committee until 24 March 2004. Currently only independent non-executive directors serve on the Audit Committee and members of the Audit Committee have no links with the external auditors. The Board considers that the members of the Audit Committee have sufficient, recent and relevant financial experience to discharge its functions. The Audit Committee normally convenes at least five times per year and meets the external auditors at least twice a year with no executive directors present. During 2004 the Audit Committee met six times with the external auditors present at five of these meetings.

During the year the terms of reference of the Audit Committee were reviewed, revised and approved by the Board. The revisions to these terms of reference did not fundamentally alter the role and responsibilities of the Committee but were updated to reflect the recommendations of the Code.

The Audit Committee is responsible for, amongst other things, making recommendations to the Board on the appointment of the external auditors and their remuneration. The Audit Committee considers the nature, scope and results of the auditors' work and reviews (and reserves the right to approve) any non-audit services that are to be provided by the external auditors. It receives and reviews reports from management and the Group's auditors relating to the Group's annual report and accounts. The Audit Committee focuses particularly on compliance with legal requirements, accounting standards and the Listing Rules and on ensuring that the auditors have full access to accounting records and personnel to enable them to undertake their work. The ultimate responsibility for reviewing and approving the annual report and accounts remains with the Board.

During 2004 and up to the date of approval of the Annual Report and Accounts, the business discussed and considered by the Audit Committee included:

- the review of the Group's preliminary announcement of the financial results for the year ended 31 December 2003 and the 2003 financial statements prior to approval by the Board and reviewing the external auditors' detailed reports;
- the consideration and review of the Group's 2004 interim results announcement and the 2004 interim report prior to approval by the Board;
- the review and consideration of the Group's preliminary announcement of the financial results for the year ended 31 December 2004 and the 2004 financial statements prior to the approval of these by the Board. In addition, the Committee reviewed the reports received from the external auditors;
- reviewing the Group's trading update announcements prior to release;
- the consideration and review of the appropriateness of the Group's accounting policies;
- the review and discussion of the proposals from the external auditors and the internal audit function regarding their audit programmes for 2004;
- the approval of the audit fee and reviewing non-audit fees payable to the Group's external auditors;
- reports from management on the Group's main risks and the assessment and management of those risks;
- the review of the Group's internal financial controls against the risk register;
- the review of the reports on the Group's system of internal control and its effectiveness, reporting to the Board on the results of the review;
- the compilation of a policy by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters;
- the development and implementation of a policy regarding the provision of non-audit services by the external auditors;
- the review of the performance of the external auditors at the beginning of 2004 and at the beginning of 2005 which resulted in the Committee recommending that a resolution for the re-appointment of KPMG Audit Plc as the Company's external auditors be proposed to shareholders at the annual general meeting in April 2004 and in April 2005;
- the review of reports from the internal audit and compliance functions; and
- a preliminary review of the impact on the Group of the adoption of International Financial Reporting Standards ('IFRS') and the initiation of planning for the compilation of the interim report for 2005 in accordance with IFRS.

The Committee has discussed with the external auditors their independence and has reviewed the written disclosures received from them as required by the Auditing Standards Board's Statement of Auditing Standard Number 610 'Communication of Audit Matters to those Charged with Governance.'

The Audit Committee has developed a formal 'Policy on the Use of External Auditors for Non-audit Services' which aims to monitor the non-audit services being provided to the Group by its external auditors. This policy should ensure that non-audit work is only undertaken by the external auditors when they are the most suited to undertake it. Any non-audit work involving expenditure of more than $15,000 requires approval of the chairman of the Audit Committee. The policy specifically prohibits the external auditors from: making management decisions for the Group; being put in the role of advocate for the Group or conducting any other work which is prohibited by ethical guidance. The amounts paid to the external auditors during the year for audit and other services are set out in note 3 to the financial statements on page 56.

The Audit Committee has reviewed the arrangements by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. A policy has been implemented and communicated to all staff which details the arrangements which are in place for the proportionate and independent investigation of such matters and for the appropriate follow up actions.

Internal control

The directors have overall responsibility for the Group's systems of internal control and risk management and for monitoring their effectiveness. The purpose of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives, and provide reasonable assurance as to the quality of management information and to maintain proper control over income, expenditure, assets and liabilities of the Group. No system of control can, however, provide absolute assurance against material misstatement or loss.

The Board has established an internal control framework consistent with the guidance issued by the Turnbull Committee. The key elements of the system of internal controls are as follows:

Control environment
The Group has operational and financial controls and procedures. These controls include physical controls, segregation of duties, authorisation controls and reviews by management.

Risk identification
The Board has established a process of identifying, evaluating and managing the key commercial, financial and general risks facing the Group's business. This risk identification and review process has been in place for the year under review and up to the date of approval of the Annual Report and Accounts. The Board undertakes a quarterly review to analyse how the key business risks are being managed consistent with the expansion of the business and its risk profile.

Financial reporting
A detailed annual plan is collated from submissions by each functional department. The projections are reviewed by the executive directors and approved by the Board. The annual plan is rolled forward on a quarterly basis and is used to monitor and control actual performance.

Capital investment
Capital expenditure requirements are assessed as part of the annual plan. Strict authorisation processes are laid down for the making of capital investment commitments against the plan.

Monitoring and corrective action
There are procedures in place to monitor the system of internal controls. These include the appointment, in 2004, of a compliance manager whose role involves the development of the Group's internal control systems and includes the internal audit function. The Board annually reviews the effectiveness of the Group's system of internal controls. The Group has a Quality Management System 'QMS', which conforms to BSI ISO 9001: 2000. This lays out the fundamentals required to control all aspects of product development and delivery in support of the Group's business goals and customer satisfaction. An integral part of the QMS is the phased review process for delivering and monitoring the introduction of new products.

Communications with shareholders

The directors acknowledge the importance of communication with shareholders. During the year a regular dialogue has been maintained with major shareholders, analysts and the financial press. The views of shareholders are communicated to the Board as a whole. Non-executive directors are available to meet with major shareholders, if requested. Investor relations and other information is included on the Company's website and is updated regularly.

Shareholders who attend the annual general meeting ('AGM') are invited to ask questions and meet with the directors informally after the meeting. The numbers of proxy votes cast in respect of each resolution are announced after the resolution has been voted on by a show of hands. The Company proposes a separate resolution at the AGM on each substantially separate issue and, in particular, proposes a resolution at the AGM relating to the annual report and accounts. The chairmen of the Audit and Remuneration Committees are available to answer any questions at the AGM relating to the report and accounts. Notice of the AGM and related papers will be sent to shareholders at least 20 working days before the meeting.

Corporate social, ethical and environmental policies

Although the Group is accountable to its shareholders it also recognises that it has responsibilities to stakeholders which include employees, customers, suppliers, the environment and the local community in which it operates. The Board accepts its responsibility to be accountable to all stakeholders.

Ethical business practices
The Group is a fabless semiconductor company based in the UK serving a global customer base. Test and assembly manufacturing operations are outsourced overseas and in the UK. Our goal is to ensure that the products which we supply are manufactured by subcontractors to internationally recognised ethical and environmental standards and laws. Our key suppliers must confirm in writing that they meet these standards and laws.

All employees are expected to behave ethically when working for the Group and this is reflected in our policies which are detailed in the staff handbook.

Employees

The Group's success depends on the quality of the people it employs and seeks to attract, train and develop talent from the UK and overseas. The Group's policy is to treat all employees in a manner consistent with local employment legislation, fairly and equally, within a safe and healthy work environment. Through its qualification process for subcontractors, the Group requires them to extend similar conditions to their employees.

The Group introduced an induction programme in 2004 and all new recruits (and other staff if they wish) are invited to participate in this programme. The Group has invested significantly in training and development activities and most employees have participated in some form of training or development over the past 12 months. As the Group has developed, there has been a corresponding increase in non-technical staff. The Group provides training to enable these employees to gain a better understanding of the semiconductor industry.

Equal Opportunities

The Group is committed to the principle of equal opportunity in employment and its internal procedures (including recruitment) reflect this. The principle is supported by the Group's disciplinary procedure and grievance procedure.

Health & Safety

The Group recognises its legal responsibilities to ensure the well being, safety and welfare of its employees and to maintain a safe environment for visitors and any subcontractors while they are on our premises. The Group has a health and safety policy which is accessible by all employees on the Group's intranet.

Environment

The Group's policy is to behave in an environmentally responsible manner, consistent with local legislation and protocols. The Group requires its suppliers to conform to the requirements of ISO14001, the Montreal Protocol for substances that deplete the ozone layer, and relevant local legislation to ensure control and/or elimination of materials recognised as hazardous. Additionally the Group encourages the recycling of waste materials, where appropriate, and encourages its suppliers to do likewise.

The Group is implementing an environmental management system based on the requirements of ISO14001. A programme of targets and objectives, subject to periodic review, is in place to ensure continual improvement and prevent pollution. The Group aims to achieve ISO14001 accreditation in 2005.

The Group has adopted the EIA (Electronics Industry Alliance) Materials Declaration Guide which is an industry consensus on material bans, restrictions and disclosures. Where applicable, the Group requires its suppliers to complete and submit a chemical survey form to demonstrate that they do not use what are internationally considered to be harmful materials. The Group has developed (or is developing) versions of all of its products to be in lead-free format only and compatible both with conventional and lead-free soldering processes.

Local community

The Group provides a scholarship programme for a number of students at Edinburgh University during their engineering degree courses. As well as providing financial support, the programme includes placements for work experience and project work within the Group. The Group provides sponsorship to employees who undertake fundraising activities for charities. It has also supported the arts with sponsorship for part of the Edinburgh Film Festival.

Going concern

The directors have reviewed the latest forecast results and cash flow projections. The directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. The financial statements have therefore been prepared on a going concern basis.

Remuneration Committee

The Remuneration Committee is composed of the following non-executive directors: BM Rose, DJ Carey, RK Graham, R Eckelmann (from the date of his appointment on 1 November 2004) and is chaired by BM Rose. J Germies was a member of the Remuneration Committee until the date of his resignation from the Board on 24 March 2004. The Remuneration Committee, which normally meets at least twice a year, has delegated responsibility for making recommendations to the Board on the policy for remuneration of executive directors and senior executives, for reviewing the performance of executive directors and senior executives and for determining, within agreed terms of reference, specific remuneration packages for each of the executive directors and senior executives, including pension rights, any compensation payments and the implementation of executive incentive schemes. In accordance with the Remuneration Committee's terms of reference, no director may participate in discussions relating to his or her own terms and conditions of service or remuneration. The Remuneration Committee also reviews and agrees each year the remuneration policy and approach for all staff.

Remuneration policy

The Group's remuneration policy, for 2005 and subsequent financial years, which is set by the Board and implemented by the Remuneration Committee, is designed to support the recruitment, motivation and retention of quality staff. In so doing the Committee considers policy in the context of the sector in which the Group operates, of its competitors, and of the excellence the Group strives to achieve. Remuneration packages are designed to be competitive with performance objectives aligned to the interests of shareholders. Particularly at a senior level a significant proportion of remuneration is dependent on performance against stretching parameters. This policy is described in some detail below in relation to the executive directors (and senior management) of the Group.

Remuneration is designed to reflect an individual's responsibilities, experience and contribution to the Group and is based on relevant market comparators. The Remuneration Committee has access to independent advice as considered appropriate. During the year the Remuneration Committee appointed KPMG LLP to give such advice. This consisted of a review of the market place and of the incentive plans of other similar technology companies. From this the Remuneration Committee concluded that the general structure and level of the Group's executive incentive scheme for 2005 was appropriate and in line with UK best practice. KPMG LLP is a firm associated with the Company's external auditors, KPMG Audit Plc. The fees payable to the external auditors, and its associates, for audit and non-audit services in the financial year are shown on page 56 in note 3 to the financial statements.

The remuneration package for the executive directors and senior management team consists of a combination of basic salary, benefits in kind and performance related incentives comprising a cash bonus and share options. The cash bonus and share options are both subject to stretching performance requirements. The package is reviewed annually by the Remuneration Committee after a review of the individual's performance and overall performance of the business.

In 2005, there is a non-contractual, and non-pensionable, management incentive scheme for the Group's executive directors and senior management, whereby a bonus pool is created on a sliding scale of up to 5% of the Group's profits before interest and tax ('PBIT') once a threshold of the PBIT has been achieved. The pool is shared among the management according to defined parameters, 70% being dependent on the Company's financial performance and 30% on achieving defined personal objectives related to the development of the business. The overall cash bonus payment is capped at one times salary.

In addition, under the 2005 management incentive scheme, executive directors and senior managers are awarded share options, exercisable in March 2008. The proportion exercisable by each person is dependent on the growth rate of the Group's normalised earnings per share ('EPS') in 2007 over 2004. 100% payout is achieved if the annual compound growth rate of EPS in the period to 2007 equals or exceeds the Retail Price Index ('RPI') +15 % per annum. There is a sliding scale for lower performance and no options are exercisable if the EPS growth rate is below RPI+5 % per annum .

The Company has two pension schemes, one being a defined benefits scheme and the other being a defined contribution scheme. The former was closed to all new entrants after 2 July 2002. All the present executive directors participate in the Company's defined benefits scheme providing benefits based on final pensionable pay 1/60 th per year of employment. The current employer contribution rate is 12.7% and 6% is contributed by each employee.

Service contracts

The Company has entered into service contracts with each of its executive directors, none of which are for a fixed term. Such contracts are terminable by either party giving not less than 12 months' notice. The Company may in its absolute discretion terminate the employment of any of the executive directors at any time by making a payment in lieu of notice equivalent to the director's basic salary over any unexpired period of notice.

Details of the service contracts currently in place for directors who have served during the year ended 31 December 2004 are as follows:

	Date of contract
AD Milne	25 September 2003
JRC Reid	25 September 2003
GR Elliott	25 September 2003
JM Urwin	25 September 2003

None of the executive directors served as non-executive directors of other public companies during the year.

Executive directors can accept appointments as non-executive directors of other companies and retain any fees paid to them if such an appointment does not conflict with their duties to the Company. Specific approval of the Board is required in each case. There were no such external appointments held in 2004.

Non-executive directors

Each of the current non-executive directors has entered into a letter of appointment with the Company. All the letters of appointment are dated 25 September 2003 other than R Eckelmann's which is dated 1 November 2004. The letters of appointment are for a fixed term of three years and terminate automatically upon expiry of the fixed term. The Board may invite a non-executive director to serve for an additional period. Either party may terminate the appointment at any time by giving to the other not less than one month's notice. Each non-executive director's appointment may be terminated at any time without compensation in accordance with the Company's articles of association or the Companies Act 1985 or if the shareholders of the Company fail to re-elect him as a director. The remuneration of the non-executive directors is determined by the Board. However the non-executive directors do not participate in discussions about their own remuneration. Non-executive directors' fees are designed to be of a level to attract good quality candidates to the Board and to reflect the time commitment of directors. Fee levels are reviewed yearly and are set within the aggregate limits contained in the articles of association of the Company. The level of annual fee as at 31 December 2004 was £25,000 to each non-executive director. The chairman of the Board and of the Audit and Remuneration Committees also receive an additional annual fee of £5,000. With effect from 1 January 2005, the basic annual fee increased to £27,000. All fees are non pensionable, and there is no other remuneration save that the Company meets allowable expenses incurred on company business. J Germies was a non-executive director during the year ended 31 December 2004 (having entered into a letter of appointment with the Company on 25 September 2003) but resigned from the Board on 24 March 2004. J Germies was appointed to the Board pursuant to the terms of a subscription agreement entered into by (amongst others) the Company and West Equity Bridge Finance Limited. J Germies received no fee in respect of his non-executive directorship prior to his resignation from the Board.

Performance graphs

The following graph charts the total cumulative shareholder return of the Company since 16 October 2003 when the Company listed on the London Stock Exchange compared to the FTSE All Share index and the Techmark index. The FTSE All Share index is a broad equity market index but, given the Company's technology credentials, the Techmark index could be considered equally relevant as a comparator.

Wolfson Microelectronics plc total shareholder return


200
150
100
50
0
Wolfson Microelectronics plc
FTSE Techmark Index
31.12.03
31.03.04
30.06.04
30.09.04
31.12.04

Directors' shareholdings

The directors' interests in the Company's ordinary shares of 0.1 pence, which exclude interests under the share option schemes, are set out below:

	At 1 January 2004	Shares acquired on exercise of share options	Shares acquired	Shares disposed	At 31 December 2004
	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares	Number of ordinary shares
DJ Carey	4,781,657	–	–	–	4,781,657
AD Milne	3,064,523	–	–	–	3,064,523
JRC Reid	945,300	960,000	–	(115,000)	*1,790,300
JM Urwin	24,200	528,600	–	(92,497)	460,303
GR Elliott	9,523	–	–	–	9,523
BM Rose	23,809	–	–	–	23,809
J Germies˙	–	–	–	–	–
RK Graham	9,524	–	1,800	–	**11,324
R Eckelmann˙˙	–	–	–	–	–
	8,858,536	1,488,600	1,800	(207,497)	10,141,439

* Of these ordinary shares: 1,590,300 are held in the name of JRC Reid; 150,000 are held in the name of M Reid, JRC Reid's wife, in her own name; 25,000 are held in the name of M Reid for A Reid, JRC Reid's son; and 25,000 are held in the name of M Reid for L Reid, JRC Reid's daughter.

** Of these ordinary shares: 9,524 are held in the name of RK Graham and 1,800 are held by a trust in which RK Graham has a third beneficial interest.

˙ Resigned from the Board on 24 March 2004

˙˙ From date of appointment to the Board on 1 November 2004

As on 21 February 2005, there have been no changes in the above shareholdings since 31 December 2004.

Individual aspects of remuneration

The auditors are required to report on the information contained in this section of the report.

Directors' remuneration

The emoluments in respect of qualifying services of each person who served as a director during the year ended 31 December 2004 were as shown opposite. Note that these amounts are expressed in US dollars, the Group's functional and reporting currency, though actually paid in sterling and the average exchange rate used in the year ended 31 December 2004 was $1.8206 to £1 (2003: $1.6241 to £1).

	Salary / fee $000	Bonuses $000	Benefits $000	Total 2004 $000	Total 2003 $000
Executive directors					
AD Milne	273	76	26	375	356
JRC Reid	200	53	16	269	251
GR Elliott	209	45	29	283	272
JM Urwin	191	53	13	257	245
Non-executive directors					
DJ Carey	68	–	–	68	–
BM Rose	55	–	–	55	34
RK Graham	55	–	–	55	**18
R Eckelmann*	8	–	–	8	–
Former non-executive directors					
J Germies	–	–	–	–	–
Totals	1,059	227	84	1,370	1,176

* R Eckelmann joined the Board on 1 November 2004.

** RK Graham joined the Board on 25 September 2003.

There is no arrangement under which a director has agreed to waive future emoluments nor have there been any such waivers during the financial year. There have been no payments for compensation for loss of office nor other awards made during the financial year to any person who was formerly a director of the Company.

Benefits consist primarily of a car and private family healthcare cover. Only the executive directors' salaries are pensionable. The executive directors were also granted options to subscribe for Ordinary Shares under the Company's share option schemes. Details of share options granted to, and exercised by, directors and the aggregate gains realised on exercised options in the year are given on pages 46 and 47.

Pensions

All of the executive directors participate in the Wolfson Microelectronics plc Pension Scheme which is a defined benefit pension scheme. Details of the entitlements of those who served as directors during the year ended 31 December 2004 are as follows:

	Accrued benefit at 31 December 2004 $000	Increase in accrued benefits excluding inflation (A) $000	Increase in accrued benefits including inflation $000	Transfer value of accrued benefits at 31 December 2003 $000	Transfer value of accrued benefits at 31 December 2004 $000	Increase in transfer value less directors' contributions $000	Increase in transfer value excluding inflation less directors' contributions $000
AD Milne	139	20	24	1,794	2,264	453	449
JRC Reid	76	10	12	566	706	128	126
GR Elliott	14	3	4	99	141	31	30
JM Urwin	27	6	7	134	186	40	39

Details of pension policy are provided on page 42.

Share options

Details of share options of those executive directors who served during the year are set out in this table. Non-executive directors have no share options:

	At 01.01.04	Exercised during year	Lapsed during year	Granted during year	At 31.12.04	Exercise price	Date from which exercisable	Expiry date
AD Milne	** 460,000	–	–	–	460,000	£0.15	17.12.02	23.03.06
	190,000	–	–	–	190,000	£0.15	17.12.02	17.12.09
	** 460,000	–	–	–	460,000	£0.15	17.12.02	23.03.11
	490,000	–	–	–	490,000	£0.20	20.03.05	20.03.09
	10,000	–	–	–	10,000	£0.20	20.03.05	20.03.12
	220,000	–	–	–	220,000	£0.40	01.01.06	01.01.10
	498,900	–	–	–	498,900	£0.75	14.08.06	14.08.10
	1,100	–	–	–	1,100	£0.75	14.08.06	14.08.13
	–	–	–	110,024	110,024	£2.045	31.03.07	30.07.14
JRC Reid	310,600	(310,600)	–	–	–	£0.03	15.12.98	15.12.05
	39,400	(39,400)	–	–	–	£0.03	31.01.99	31.01.06
	180,000	(180,000)	–	–	–	£0.25	18.08.00	18.08.04
	** 430,000	(310,000)	–	–	120,000	£0.15	17.12.02	17.12.06
	120,000	(120,000)	–	–	–	£0.15	17.12.02	17.12.09
	** 430,000	–	(310,000)	–	120,000	£0.15	17.12.02	23.03.11
	220,000	–	–	–	220,000	£0.20	20.03.05	20.03.09
	30,000	–	–	–	30,000	£0.20	20.03.05	20.03.12
	82,000	–	–	–	82,000	£0.40	01.01.06	01.01.10
	345,900	–	–	–	345,900	£0.75	14.08.06	14.08.10
	4,100	–	–	–	4,100	£0.75	14.08.06	14.08.13
	–	–	–	67,237	67,237	£2.045	31.03.07	30.07.14
JM Urwin	176,200	(176,200)	–	–	–	£0.03	15.12.98	15.12.05
	22,400	(22,400)	–	–	–	£0.03	31.01.99	31.01.06
	180,000	(180,000)	–	–	–	£0.25	18.08.00	18.08.04
	** 150,000	–	–	–	150,000	£0.15	17.12.02	17.12.06
	150,000	(150,000)	–	–	–	£0.15	17.12.02	17.12.09
	** 150,000	–	–	–	150,000	£0.15	17.12.02	23.03.11
	121,400	–	–	–	121,400	£0.15	23.03.04	23.03.11
	100,000	–	–	–	100,000	£0.20	20.03.05	20.03.09
	150,000	–	–	–	150,000	£0.20	20.03.05	20.03.12
	79,000	–	–	–	79,000	£0.40	01.01.06	01.01.10
	296,900	–	–	–	296,900	£0.75	14.08.06	14.08.10
	3,100	–	–	–	3,100	£0.75	14.08.06	14.08.13
	–	–	–	64,181	64,181	£2.045	31.03.07	30.07.14
GR Elliott	** 10,000	–	–	–	10,000	£0.15	03.01.03	03.01.07
	190,000	–	–	–	190,000	£0.15	03.01.03	03.01.10
	** 10,000	–	–	–	10,000	£0.15	03.01.03	23.03.11
	400,000	–	–	–	400,000	£0.15	23.03.04	23.03.11
	88,000	–	–	–	88,000	£0.40	01.01.06	01.01.10
	201,400	–	–	–	201,400	£0.75	14.08.06	14.08.10
	48,600	–	–	–	48,600	£0.75	14.08.06	14.08.13
	–	–	–	70,293	70,293	£2.045	31.03.07	30.07.14

** The ordinary shares comprising those options granted on 17 December 1999 and 3 January 2000 are subject to parallel option arrangements, whereby corresponding options were granted on 23 March 2001 on the basis that option holders may only exercise one of the options within these parallel arrangements but not both.

No amounts were payable for the award of the share options. Under the 2004 management incentive scheme, executive directors and senior managers were awarded share options exercisable in March 2007. The proportion exercisable by each person is dependent on the growth rate of the Group's normalised earnings per share ('EPS') over 2003. 100% payout is achieved if the annual compound growth rate of EPS in 2006 equals or exceeds the Retail Price Index ('RPI') +15% per annum. There is a sliding scale for lower performance and no options are exercisable if the EPS growth rate is below RPI +5% per annum, is zero or negative. Details of the performance criteria for options granted in 2005 are given on page 42 in the section 'Remuneration policy'.

All share options granted to directors during the year, as shown in the table above, were granted under the 2003 Executive Share Scheme A and the 2003 Executive Share Scheme B. Details for these share option schemes are included in note 17 to the financial statements.

During the year, in accordance with the provisions of the underwriting agreement between (amongst others) Citigroup Global Markets U.K. Equity Ltd, Cazenove & Co. Ltd, SoundView Technology Corporation, the directors and the Company dated 16 October 2003 (the 'Underwriting Agreement'), JRC Reid exercised 470,000 options from the First Executive Share Option Scheme, 180,000 options from the Second Executive Share Option Scheme and 310,000 options from the EMI Share Option Scheme. The exercise prices were as shown in the table opposite. The market price of the shares on the date of exercise was 305 pence per share.

During the year, also in accordance with the provisions of the Underwriting Agreement, JM Urwin exercised 348,600 options from the First Executive Share Option Scheme and 180,000 options from the Second Executive Share Option Scheme. The exercise prices were as shown in the table opposite. The market price of the shares on the date of exercise was 280 pence per share.

Prior to the Admission of the ordinary shares of the Company to the Official List of the UK Listing Authority in the year ended 31 December 2003, DJ Carey exercised 4,000 options (before the capital reorganisation) from the Second Executive Share Option Scheme. The exercise prices were £20 and £15.

The aggregate gains (being the difference between the market price of the shares on the days on which the options were exercised and the price actually paid for the shares) made by directors on the exercise of share options during the year amounted to £4.2 million (approximately $7.7 million). The highest and lowest market prices of the Company's shares during the year were 322 pence and 98.5 pence respectively. The market price at the year end was 144.5 pence.

Long term incentive schemes

There are no arrangements in place for long term incentive schemes.

This report was approved by the Board and is signed on its behalf by:

BM Rose
Remuneration Committee Chairman

21 February 2005

Statement of directors' responsibilities

UK company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group as at the end of the financial year and of the profit or loss for that year. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

We have audited the financial statements on pages 50 to 72. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and the Directors' Remuneration Report. As described on page 48, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement on page 36 reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report, including the corporate governance statement and the un-audited part of the Directors' Remuneration Report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion: the financial statements give a true and fair view of the state of the affairs of the Company and the Group as at 31 December 2004 and of the profit of the Group for the year then ended; and the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor

Edinburgh

21 February 2005

Consolidated profit and loss account for the year ended 31 December 2004

	Notes	Year ended 31 December 2004 $000	Year ended 31 December 2003 $000
Turnover	2	119,294	75,735
Cost of sales		(60,530)	(40,321)
Gross profit		58,764	35,414
Distribution and selling costs		(13,479)	(7,764)
Research and development expenses		(15,911)	(9,377)
Administrative expenses		(12,622)	(6,040)
Other operating income		–	381
Operating profit	3	16,752	12,614
Interest receivable and similar income	6	1,218	317
Interest payable and similar charges	7	(1,217)	(415)
Profit on ordinary activities before taxation		16,753	12,516
Tax on profit on ordinary activities	8	4,535	(3,280)
Profit on ordinary activities after taxation		21,288	9,236
Dividends		–	–
Retained profit for the year	20	21,288	9,236

	Notes	Cents	Cents
Earnings per share			
– basic	9	19.85	12.01
– diluted	9	18.10	9.24

The above results relate wholly to continuing activities.

Balance sheets at 31 December 2004

	Notes	Group 31 December 2004 $000	Group 31 December 2003 $000	Company 31 December 2004 $000	Company 31 December 2003 $000
Fixed assets					
Tangible assets	10	29,900	23,689	29,880	23,657
Current assets					
Stocks	12	17,964	8,859	17,964	8,859
Debtors	13	25,792	17,352	25,774	17,501
Cash at bank and in hand		44,232	46,474	44,135	46,336
		87,988	72,685	87,873	72,696
Creditors: amounts falling due within one year	14	(14,466)	(14,698)	(14,736)	(14,677)
Net current assets		73,522	57,987	73,137	58,019
Total assets less current liabilities		103,422	81,676	103,017	81,676
Creditors: amounts falling due after more than one year	15	(18,170)	(19,021)	(18,170)	(19,021)
Net assets		85,252	62,655	84,847	62,655
Capital and reserves					
Called up share capital	17	180	174	180	174
Share premium account	18	49,142	47,839	49,142	47,839
Capital redemption reserve	19	497	497	497	497
Profit and loss account	20	35,433	14,145	35,028	14,145
Total equity shareholders' funds		85,252	62,655	84,847	62,655

These financial statements were approved by the board of directors on 21 February 2005 and were signed on its behalf by:

AD Milne
Director

GR Elliott
Director

Consolidated cash flow statement

	Note	Year ended 31 December 2004 $000	Year ended 31 December 2003 $000
Reconciliation of operating profit to net cash flow from operating activities			
Operating profit		16,752	12,614
Depreciation charges		4,015	2,214
(Gain)/loss on disposal of fixed assets		(4)	41
Increase in stocks		(9,105)	(3,256)
Increase in debtors		(1,929)	(10,127)
Increase in creditors		900	3,554
Exchange adjustments		(115)	(238)
Net cash inflow from operating activities		10,514	4,802
Group cash flow statement			
Net cash inflow from operating activities		10,514	4,802
Return on investments and servicing of finance	23	84	(780)
Taxation paid		(2,720)	(19)
Capital expenditure and financial investment	23	(10,626)	(21,451)
Equity dividends paid		–	(407)
Net cash outflow before financing		(2,748)	(17,855)
Financing	23	(1,204)	57,652
Exchange adjustment		901	(233)
(Decrease)/increase in cash in the year		(3,051)	39,564
Reconciliation of net cash flow to movement in net funds			
(Decrease)/increase in cash in the year		(3,051)	39,564
Cash outflow/(inflow) from decrease/increase in debt and lease financing		2,513	(18,854)
Change in net funds resulting from cash flows		(538)	20,710
New finance lease and hire purchase contracts		–	(464)
(Decrease)/increase in net funds in the year		(538)	20,246
Net funds at start of the year		25,120	4,430
Exchange adjustments		(786)	444
Net funds at end of the year	23	23,796	25,120

Consolidated statement of total recognised gains and losses

	Year ended 31 December 2004 $000	Year ended 31 December 2003 $000
Profit for the financial year	21,288	9,236
Exchange adjustments	–	316
Total recognised gains and losses relating to the financial year	21,288	9,552

Reconciliation of movements in shareholders' funds

Group	Year ended 31 December 2004 $000	Year ended 31 December 2003 $000
Profit retained for equity shareholders	21,288	9,236
Proceeds from share issues, net of issue costs	1,309	39,364
Buy back of deferred shares	–	(566)
Exchange adjustments	–	316
Net addition to shareholders' funds	22,597	48,350
Opening shareholders' funds	62,655	14,305
Closing shareholders' funds	85,252	62,655

1
Accounting policies

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards. The Company has followed the transitional arrangements of FRS 17 'Retirement benefits' in these financial statements.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary undertaking made up to 31 December 2004. The acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Under section 230(4) of the Companies Act 1985 the Company is exempt from the requirement to present its own profit and loss account.

Turnover

Turnover represents the amounts (excluding value added tax) derived from the provision of goods and services to customers.

Turnover from product sales is recognised in the profit and loss account upon sale to the end customer or, where the Company sells to its distributors, on sale to the distributor where there are no further obligations on the Company, and when the associated economic benefits are due to the Company and the turnover can be measured reliably.

Design income on specific contracts is recognised with respect to the stage of completion and the expected costs and time to complete. Turnover is recognised in a manner appropriate to the stage of completion of the contract. Associated costs are written off to the profit and loss account as incurred. Where turnover exceeds payments on account, an amount recoverable under contracts is established and given within debtors. Where payments on account exceed turnover, a payment received on account is established and given within creditors.

Royalty income represents revenue earned under joint product development agreements. Such revenue is earned and income is recognised when sales of the developed product to third parties for which royalty is due are confirmed to the Company.

Depreciation

Depreciation is provided on a straight line basis in order to write off the cost less the estimated residual value of tangible fixed assets over their estimated economic lives as follows:

Freehold property	25 years
Computer hardware and software	1 to 3 years
Plant and machinery	1 to 5 years
Motor vehicles	4 years
Furniture and fittings	10 years

Land is not depreciated.

Leased assets

Tangible fixed assets which are acquired under finance leases and similar hire purchase contracts are capitalised at the market value of the assets at the start of the lease, and are depreciated over the shorter of their estimated economic lives or the term of the lease. Outstanding obligations under the leases, net of finance charges, are included as liabilities. Operating lease costs are charged to the profit and loss account as incurred.

Government grants

Government grants receivable to assist the Company with revenue costs in respect of development work are offset against the related costs in the profit and loss account.

1

Accounting policies (continued)

Foreign currencies

As reported last year, the functional currency of the Group is the US dollar and this is also the reporting currency.

Transactions in currencies other than the US dollar are recorded using the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the US dollar are translated using the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Stocks

Raw material stocks are valued at the lower of purchase cost and net realisable value.

Contract work in progress is stated at costs incurred, less that transferred to the profit and loss account, after deducting foreseeable losses and payments on account not matched with turnover.

Research and development

Expenditure on research and development is charged to the profit and loss account in the period in which it is incurred.

Taxation

The charge for taxation is based on the profit or loss for the period and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Pensions

The Company operates a pension scheme providing benefits based on final pensionable pay. This scheme was closed to new entrants with effect from 2 July 2002. The assets of the scheme are held separately from those in the Company. Contributions to the scheme are charged to the profit and loss account so as to spread the cost of pensions over the anticipated average service lives of the Company's employees.

The Company also operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the Company in an independently administered fund. The amount charged to the profit and loss account represents the contributions payable to the scheme in respect of the accounting period.

2

Turnover

Turnover is attributable to the design, manufacture and supply of high performance mixed-signal integrated circuits. All turnover and profit before interest and tax originates in the UK.

	Year ended 31 December 2004 $000	Year ended 31 December 2003 $000
Turnover by geographical market		
Japan	19,915	5,960
Asia Pacific (other than Japan)	86,072	63,459
Americas	6,738	2,131
Europe and rest of world	6,569	4,185
	119,294	75,735

3
Operating profit

	Year ended 31 December 2004 $000	Year ended 31 December 2003 $000
The operating profit is stated after charging:		
Depreciation of tangible fixed assets	4,015	2,214
Operating lease costs		
– plant and machinery	97	49
– other	545	212
Auditors' remuneration		
– statutory audit – Company and Group	181	64
Legal fees incurred in respect of alleged patent infringement (note 24)	4,089	692
Loss on disposal of fixed assets	–	41
and after crediting:		
Government grants	–	(381)
Gain on disposal of fixed assets	(4)	–

Non audit fees payable to KPMG Audit Plc and its associates amounted to $284,000 (2003: $464,000) of which assurance services, comprising mainly the interim review, amounted to $57,000 (2003: $419,000), services in relation to the branches of the company overseas $82,000 and tax advisory services amounted to $151,000 (2003: $45,000). Included in the total non audit fees for assurance services is $nil (2003: $345,000), in respect of the admission of the ordinary shares of the Company to the London Stock Exchange in October 2003, was charged to the share premium account.

4
Directors' remuneration and interests

Information concerning directors' remuneration, shareholdings, options and pensions is shown in the Directors' Remuneration Report on pages 42 to 47. No director had, during or at the end of the year, any material interest in any contract of significance in relation to the Group's business.

5
Staff costs

	Year ended 31 December 2004 No.	Year ended 31 December 2003 No.
Average number of employees of the Group, including executive directors, by activity:		
Design and development	91	66
Selling and distribution	76	49
Administration	22	13
	189	128

	$000	$000
Employee costs		
Wages and salaries	12,112	8,586
Social security costs	1,168	824
Other pension costs	999	358
	14,279	9,768

6
Interest receivable and similar income

	Year ended 31 December 2004 $000	Year ended 31 December 2003 $000
Bank interest receivable	1,218	317

7
Interest payable and similar charges

	Year ended 31 December 2004 $000	Year ended 31 December 2003 $000
On bank overdraft and loans	1,198	398
Finance charges payable in respect of finance leases and hire purchase contracts	19	17
	1,217	415

8
Taxation

Analysis of (credit)/charge in year:

	Year ended 31 December 2004 $000	Year ended 31 December 2004 $000	Year ended 31 December 2003 $000
Current tax:			
UK corporation tax on profits for the year		–	642
Adjustment in respect of previous years		(642)	–
Total current tax (credit)/charge		(642)	642
Deferred tax (see note 13):			
Net effect of timing differences	4,841		2,880
Adjustment in respect of previous years	326		(242)
		5,167	2,638
Tax charge before exceptional item		4,525	3,280
Exceptional tax credit:			
Current year	(5,160)		–
Adjustment in respect of previous year	(3,900)		–
		(9,060)	–
Tax (credit)/charge on profit on ordinary activities		(4,535)	3,280

Factors affecting the tax charge for the current year

The exceptional tax credit arises from the tax relief available to the company under recent legislation within the Finance Act 2003 enabling the Company to obtain tax relief for the gains made on the exercise of share options by employees since the flotation of the Company in October 2003. This resulted in a tax credit of $9,060,000 which has been disclosed as an exceptional item on the basis of the size and nature of the amounts concerned and to give a fair presentation of the underlying tax charge. The directors believe the current profitable trading of the Company supports their view that the related deferred tax asset should be recognised this year and accordingly the full tax benefit has been reflected in 2004.

Factors that may affect future tax charges

There remain approximately 10 million similar share options, with exercise prices ranging from 15 pence to 75 pence, still to be exercised and therefore there are likely to be further exceptional tax credits arising in future. It is not possible to predict the timing of the exercise of options which is dependent on the decisions of individual option holders.

Tax losses as at 31 December 2004 are estimated to amount to approximately $6.7 million and will be carried forward for utilisation against trading profits in future years. A deferred tax asset is recognised in respect of these losses.

8

Taxation (continued)

The current tax charge for the year is lower (2003: lower) than the standard rate of corporation tax in the UK 30% (2003: 30%). The differences are explained below.

	Year ended 31 December 2004 $000	Year ended 31 December 2003 $000
Current tax reconciliation		
Profit on ordinary activities before tax	16,753	12,516
Current tax at 30% (2003: 30%)	5,026	3,755
Effects of:		
Expenses not deductible for tax purposes	26	36
Capital allowances for period in excess of depreciation	–	(80)
Depreciation in excess of capital allowances for the period	1,221	–
Other timing differences	118	13
Utilisation of tax losses	(895)	(2,812)
Research and development credit	(336)	(270)
Tax relief on share options	(5,160)	–
Adjustments in respect of prior years	(642)	–
Total current tax (credit) / charge (see above)	(642)	642

9

Earnings per share

	Earnings $000	2004 Earnings per share cents	Earnings $000	2003 Earnings per share cents
Profit for the financial year	21,288		9,236	
Basic	21,288	19.85	9,236	12.01
Diluted	21,288	18.10	9,236	9.24

The weighted average number of shares used in each calculation is as follows:

	2004 Number of shares	2003 Number of shares
For basic earnings per share	107,262,248	76,876,773
Conversion of convertible preference shares	–	15,299,782
Effect of share options	10,374,454	7,767,033
For diluted earnings per share	117,636,702	99,943,588

In calculating the diluted weighted number of shares, the fair value of ordinary shares (used in calculating the dilutive effect of share options) has been estimated as a weighted average of the actual prices obtained in transactions in the ordinary shares of the Company during the year in question.

10

Tangible fixed assets

Group	Freehold land and buildings $000	Plant and machinery $000	Computer hardware & software $000	Furniture and fittings $000	Motor vehicles $000	Total $000
Cost						
At 1 January 2004	16,723	8,291	3,401	776	56	29,247
Additions	2,059	5,827	1,360	923	63	10,232
Disposals	–	–	–	–	(34)	(34)
At 31 December 2004	18,782	14,118	4,761	1,699	85	39,445
Depreciation						
At 1 January 2004	–	3,906	1,391	235	26	5,558
Charge for the year	279	2,193	1,385	141	17	4,015
Disposals	–	–	–	–	(28)	(28)
At 31 December 2004	279	6,099	2,776	376	15	9,545
Net book value						
At 31 December 2004	18,503	8,019	1,985	1,323	70	29,900
At 31 December 2003	16,723	4,385	2,010	541	30	23,689

Company	Freehold land and buildings $000	Plant and machinery $000	Computer hardware & software $000	Furniture and fittings $000	Motor vehicles $000	Total $000
Cost						
At 1 January 2004	16,723	8,265	3,399	771	56	29,214
Additions	2,059	5,827	1,360	923	63	10,232
Disposals	–	–	–	–	(34)	(34)
At 31 December 2004	18,782	14,092	4,759	1,694	85	39,412
Depreciation						
At 1 January 2004	–	3,906	1,391	234	26	5,557
Charge for the year	279	2,184	1,383	140	17	4,003
Disposals	–	–	–	–	(28)	(28)
At 31 December 2004	279	6,090	2,774	374	15	9,532
Net book value						
At 31 December 2004	18,503	8,002	1,985	1,320	70	29,880
At 31 December 2003	16,723	4,359	2,008	537	30	23,657

Group and Company: Included in the total net book value of plant and machinery is $34,000 (2003: $78,000); in computer hardware and software $309,000 (2003: $464,000); and in fixtures and fittings $4,000 (2003: $18,000) in respect of assets held under hire purchase contracts. Depreciation for the year on these assets was $44,000 (2003: $28,000), $155,000 (2003: $102,000) and $14,000 (2003: $14,000) respectively.

11
Fixed asset investments

Company	Shares in group undertakings $
Cost	
At beginning and end of year	163

The trading undertaking in which the Company owns an interest at the year end is as follows:

	Country of incorporation	Principal activity	Class and percentage of shares held
Subsidiary undertaking			
Wolfson Microelectronics, Inc.	United States of America	Sales agency	100%

12
Stocks

	Group and Company	
	31 December 2004 $000	31 December 2003 $000
Raw materials	8,474	1,942
Work in progress	2,935	4,873
Finished goods	6,555	2,044
	17,964	8,859

13
Debtors

	Group		Company	
	31 December 2004 $000	31 December 2003 $000	31 December 2004 $000	31 December 2003 $000
Trade debtors	16,201	13,684	16,201	13,684
Amounts recoverable on contracts	424	446	424	446
Amounts owed by subsidiary undertaking	–	–	–	158
Other debtors	793	1,624	793	1,624
Deferred tax asset	4,133	240	4,133	240
Corporation tax recoverable	2,720	–	2,720	–
Prepayments and accrued income	1,521	1,358	1,503	1,349
	25,792	17,352	25,774	17,501

	Deferred tax asset $000
At 1 January 2004	240
Credit to profit and loss account for the year	3,893
At 31 December 2004	4,133

The elements of deferred taxation are as follows:

	31 December 2004 $000	31 December 2003 $000
Difference between accumulated depreciation and capital allowances	1,977	225
Other timing differences	131	15
Tax losses	2,025	–
Deferred tax asset	4,133	240

14

Creditors: due within one year

	Group		Company	
	31 December 2004 $000	31 December 2003 $000	31 December 2004 $000	31 December 2003 $000
Bank loans (note 15)	2,235	1,846	2,235	1,846
Trade creditors	8,830	7,404	8,830	7,404
Amounts due to subsidiary undertaking	–	–	338	–
Corporation tax payable	–	642	–	642
Other taxes and social security	340	755	340	755
Obligations under finance leases and hire purchase contacts	31	487	31	487
Accruals	3,030	3,564	2,962	3,543
	14,466	14,698	14,736	14,677

15

Creditors: amounts falling due after more than one year

	Group and Company	
	31 December 2004 $000	31 December 2003 $000
Bank loans	18,170	18,862
Obligations under finance leases and hire purchase contracts	–	159
	18,170	19,021

Analysis of debt	Group and Company	
	31 December 2004 $000	31 December 2003 $000
Debt can be analysed as falling due:		
In one year or less, or on demand	2,266	2,333
Between one and two years	2,125	2,227
Between two and five years	2,874	3,733
In more than five years	13,171	13,061
	20,436	21,354

A £3.5 million bank term loan (approximately $6.7 million) is repayable in instalments of £86,874 (approximately $166,000) per month. Interest is payable monthly on a floating rate basis. The loan is secured by a bond and floating charge, registered 26 September 1988, over the whole assets of the Company.

On 3 September 2003 the Company received a £9 million term loan (approximately $17.2 million) to fund the acquisition of an office building. This loan is repayable over 20 years in instalments of £125,000 (approximately $239,000) per quarter commencing in December 2005. Interest is payable annually at a rate of 1.5% over the bank's base rate. The loan is secured by a floating charge and standard security over the property.

15
Creditors: amounts falling due after more than one year (continued)

The maturity of obligations under finance leases and hire purchase contracts, included above, is as follows:

	Group and Company	
	31 December 2004 $000	31 December 2003 $000
Within one year	31	487
In the second to fifth years	–	159
	31	646

16
Capital and lease commitments

Commitments under operating leases payable in the next year are as follows:

	31 December 2004		31 December 2003	
Group	Property $000	Other leases $000	Property $000	Other leases $000
On leases which expire within one year	178	9	1	3
On leases which expire in two to five years	253	47	357	43
	431	56	358	46

	31 December 2004		31 December 2003	
Company	Property $000	Other leases $000	Property $000	Other leases $000
On leases which expire within one year	156	9	1	3
On leases which expire in two to five years	217	47	311	43
	373	56	312	46

There were $147,000 of capital commitments at the end of the financial year for which no provision has been made (2003: $2,777,000).

17
Share capital

	At 31 December 2004		At 31 December 2003	
	No.	$000	No.	$000
Authorised				
Equity shares:				
Ordinary shares of 0.1p each	125,000,000	209	125,000,000	209
Allotted, called up and fully paid				
Equity shares:				
Ordinary shares of 0.1p each	108,389,915	180	104,699,315	174

During the year 3,690,600 ordinary shares of 0.1p, which had an aggregate nominal value of £4,000 ($6,000), were issued for a total consideration of £577,000 ($1,070,000).

Options

The Company's directors and employees have been granted options over ordinary shares under employee share option schemes as follows:

	At 1 January 2004	Exercised	Granted	Lapsed	At 31 December 2004
First scheme	2,756,600	(2,101,600)	–	–	655,000
Second scheme *	8,192,500	(698,000)	–	(771,000)	6,723,500
EMI scheme *	4,892,900	(891,000)	–	(10,000)	3,991,900
2003 Executive Share Scheme – A	–	–	108,778	–	108,778
2003 Executive Share Scheme – B	–	–	484,132	–	484,132
2003 All Employee Share Scheme – A	–	–	766,007	(20,000)	746,007
2003 All Employee Share Scheme – B	–	–	289,993	–	289,993
	15,842,000	(3,690,600)	1,648,910	(801,000)	12,999,310

* At 31 December 2004, 2,026,000 options are subject to parallel option arrangements whereby 1,013,000 options granted under the EMI and Second Executive schemes were granted on the basis that option holders may exercise one of the options comprising such parallel arrangements but not both.

17
Share capital (continued)

Options (continued)

		Date of grant	Number of options as at 31 December 2004	Exercise Price (pence)	Date from which exercisable	Expiry date
First Executive Share Option Scheme		05.09.97	18,000	29	05.09.00	05.09.07
		17.12.99	230,000	15	17.12.02	17.12.09
		03.01.00	190,000	15	03.01.03	03.01.10
		07.09.00	142,000	19	07.09.03	07.09.10
		23.03.01	75,000	15	23.03.04	23.03.11
Second Executive Share Option Scheme	*	17.12.99	730,000	15	17.12.02	17.12.06
	*	03.01.00	10,000	15	03.01.03	03.01.07
	*	07.09.00	273,000	19	07.09.03	07.09.07
		02.03.01	50,000	15	02.03.04	02.03.08
		28.09.01	50,000	15	28.09.04	28.09.08
		20.03.02	1,520,000	20	20.03.05	20.03.09
		12.06.02	145,000	20	12.06.05	12.06.08
		01.01.03	758,000	40	01.01.06	01.01.10
		25.04.03	525,000	40	25.04.06	25.04.10
		14.08.03	2,637,500	75	14.08.06	14.08.10
		17.09.03	25,000	75	17.09.06	17.09.10
Enterprise Management Incentive Scheme	*	23.03.01	1,534,400	15	23.03.04	23.03.11
		20.03.02	1,355,000	20	20.03.05	20.03.12
		03.06.03	155,000	40	03.06.06	03.06.13
		14.08.03	947,500	75	14.08.06	14.08.13
2003 All Employee Share Scheme 'A'	**	30.07.04	726,007	204.5	–	30.07.14
	**	27.08.04	20,000	188	–	27.08.14
2003 All Employee Share Scheme 'B'	**	30.07.04	289,993	204.5	–	30.07.14
2003 Executive Share Scheme 'A'		30.07.04	108,778	204.5	31.03.07	30.07.14
2003 Executive Share Scheme 'B'		30.07.04	484,132	204.5	31.03.07	30.07.14
			12,999,310			

* At 31 December 2004, there are 2,026,000 options which are subject to parallel option arrangements whereby 1,013,000 options granted under the EMI and Second Executive Schemes were granted on the basis that option holders may excercise one of the options comprising such parallel arrangements but not both.

** 25% of options can be exercised one year after the grant date and then monthly thereafter for the next three years.

18
Share premium account

	Group and Company $000
At beginning of year	47,839
Premium on shares issued	1,064
Adjustment to expenses of share issue in previous year	239
At end of year	49,142

19
Capital redemption reserve

	Group and Company $000
At beginning and at end of year	497

20
Profit and loss account

	Group $000	Company $000
At beginning of year	14,145	14,145
Retained profit for the financial year	21,288	20,883
At end of year	35,433	35,028

The profit for the year attributable to shareholders dealt with in the accounts of the Company was $20,883,000 (2003: $9,236,000).

21
Pensions

The Company operates a defined contribution pension scheme. The pension cost charge for the year represents contributions payable by the Company to the scheme and amounted to $219,000 (2003: $65,000). Contributions amounting to $25,000 were payable to the scheme and are included within creditors at 31 December 2004 (2003: $10,000).

The Company also operates a pension scheme providing benefits based on final pensionable pay, contributions being charged to the profit and loss account so as to spread the cost of pensions over employees' working lives with the Company. This scheme is closed to new entrants. The contributions are determined by a qualified actuary on the basis of triennial valuations using the projected unit method. The most recent valuation was at 2 January 2004. The assumptions which have the most significant effect on the results of the valuation are those relating to the rate of return on investments (7.75% p.a. pre retirement, 5.75% p.a. post retirement) and the rates of increase in salaries (5% p.a.) and the mortality table assumptions.

The most recent actuarial valuation showed that the value of the scheme's assets was £3,063,000 ($5,425,000) at 2 January 2004. This represented 65% of the benefits that had accrued to members, after allowing for expected future increases in earnings. The contributions of the Company from 1 January 2004 have increased to 12.7% (2003: 7.6%) and the contributions from employees remain at 6% of earnings.

The pension charge for the year in respect of the defined benefit scheme amounted to $780,000 (2003: $293,000) and at 31 December 2004 there is an accrual of $418,000 (2003: $nil).

21
Pensions (continued)

Whilst the Company continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 'Accounting for Pensions Costs', under FRS 17 'Retirement benefits' the following transitional disclosures are required:

The most recent full actuarial valuation was as at 2 January 2004. The actuary has estimated the liabilities of the scheme as at 31 December 2004, to take account of the requirements of FRS 17, based on this valuation. The actuary has estimated the liabilities of the scheme as at 31 December 2003, and 2002, to take account of the requirements of FRS17, based on the full actuarial valuation as at 2 January 2001. Scheme assets are stated at their market value at 31 December 2004, 2003 and 2002. The major financial assumptions used to calculate scheme liabilities under FRS 17 are:

	31 December 2004	31 December 2003	31 December 2002
Valuation method	Projected unit	Projected unit	Projected unit
Rate of increase in salaries	4.25%	4.25%	4.25%
Rate of increase of pensions accrued pre 2 July 2002	5.00%	5.00%	5.00%
Rate of revaluation of deferred pensions in excess of the guaranteed minimum pension	2.50%	2.90%	2.50%
Discount rate applied to scheme liabilities	5.25%	5.37%	5.75%
Inflation assumption	2.50%	2.90%	2.50%

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice. As the scheme is closed to new members, under the projected unit method the current service cost will increase as the members of the scheme approach retirement.

Scheme assets

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	Long term rate of return expected at 31 December 2004	Value at 31 December 2004 \$000	Long term rate of return expected at 31 December 2003	Value at 31 December 2003 \$000	Long term rate of return expected at 31 December 2002	Value at 31 December 2002 \$000
Equities	7.5%	7,077	7.5%	5,389	7.5%	3,674
Other	4.0%	69	4.0%	11	4.0%	84
Total market value of assets		7,146		5,400		3,758
Present value of scheme liabilities		(14,979)		(10,571)		(6,396)
Deficit in the scheme		(7,833)		(5,171)		(2,638)
Related deferred tax asset		2,350		1,551		791
Net pension liability		(5,483)		(3,620)		(1,847)

The amount of this net pension liability would have a consequential effect on reserves.

21
Pensions (continued)

Movement in deficit during the year:

	Year ended 31 December 2004 $000	Year ended 31 December 2003 $000
Deficit in scheme at beginning of year	(5,171)	(2,638)
Current service cost	(504)	(489)
Contributions paid	362	293
Other finance cost	(168)	(102)
Actuarial loss	(1,817)	(1,943)
Exchange adjustment	(535)	(292)
Deficit in the scheme at end of year	(7,833)	(5,171)

If FRS 17 had been fully adopted in these financial statements the pension costs for the defined benefit scheme would have been:

Analysis of other pension costs charged in arriving at operating profit	Year ended 31 December 2004 $000	Year ended 31 December 2003 $000
Current service cost	504	489

Analysis of amounts included in other finance costs	Year ended 31 December 2004 $000	Year ended 31 December 2003 $000
Expected return on pension scheme assets	431	294
Interest on pension scheme liabilities	(599)	(396)
	(168)	(102)

Analysis of amount recognised in statement of total recognised gains and losses	Year ended 31 December 2004 %	Year ended 31 December 2004 $000	Year ended 31 December 2003 %	Year ended 31 December 2003 $000	Year ended 31 December 2002 %	Year ended 31 December 2002 $000
Actual return less expected return on scheme assets		351		538		(1,449)
Percentage of year end scheme assets	4.9		10.0		38.6	
Experience gains and losses arising on scheme liabilities		(533)		(1,303)		(190)
Percentage of present value of year end scheme liabilities	3.6		12.3		3.0	
Changes in assumptions underlying the present value of scheme liabilities		(1,635)		(1,178)		(182)
Percentage of present value of year end scheme liabilities	10.9		11.1		2.8	
Actuarial loss recognised in statement of total recognised gains and losses		(1,817)		(1,943)		(1,821)

22
Financial instruments

The Group's financial instruments comprise borrowings, cash on short term deposits and held in current accounts and liquid resources, and various items such as trade debtors and trade creditors which arise directly from the Group's operations.

The main purpose of the financial instruments is to finance the Group's operations. It is the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are interest rate risk and foreign currency risk. The Group's policy is to manage liquidity risk by maintaining a balance between continuity of funding and flexibility through the use of bank loans, finance leases and hire purchase contracts.

All the Group's borrowings and cash and deposit balances were subject to floating interest rate agreements. At 31 December 2004, the term loan balance of $3,162,000 carries a margin of 1.5% over UK LIBOR rate. The term loan balance of $17,243,000 carries a margin of 1.5% over the bank's base rate. There are no loans which carry capped or fixed interest rates. The maturity profile of the Group's financial liabilities are shown in note 15. The Group's finance leases and hire purchase contracts of $31,000 (2003: $646,000) generally carry fixed interest rates.

Where cash and deposits are placed on short term maturities, the relevant local bank deposit rate of interest for the maturity and currency concerned is obtained and as the maturity is less than one year, they are classified as floating rate financial instruments.

The Group's financial assets and financial liabilities are summarised below.

	31 December 2004 $000	31 December 2003 $000
Financial assets		
Sterling cash deposits	8,460	36,071
Other Sterling monetary assets	3,689	2,349
US dollar cash deposits	33,618	9,763
Other US dollar monetary assets	17,584	14,716
Other currencies (cash deposits)	2,154	640
Other currencies (other monetary assets)	386	47
Total financial assets	65,891	63,586
Financial liabilities		
Sterling borrowings	(20,405)	(20,708)
Other Sterling monetary liabilities	(3,775)	(6,627)
US dollar monetary liabilities	(8,162)	(5,979)
Other currencies (monetary liabilities)	(264)	(405)
Total financial liabilities	(32,606)	(33,719)

For all debt, short term assets and liabilities the book values and fair values are the same. The Group does have foreign currency exposure but has not entered into any derivatives or other forward exchange contracts as at 31 December 2004 or at any other period end dates.

23
Notes to cash flow statement

Analysis of cash flows

	Year ended 31 December 2004 $000	Year ended 31 December 2003 $000
Returns on investments and servicing of finance		
Interest received	1,320	215
Interest paid	(1,216)	(379)
Interest element of finance lease payments	(20)	(17)
Dividends paid on non-equity shares	–	(599)
	84	(780)
Capital expenditure		
Purchase of tangible fixed assets	(10,636)	(21,451)
Sale of tangible fixed assets	10	–
	(10,626)	(21,451)
Financing		
Proceeds of share capital issues, net of expenses	1,309	39,364
Buy back of deferred shares	–	(566)
Bank term loan received	–	20,367
Bank term loan repayment	(1,898)	(1,380)
Capital element of finance lease payments	(615)	(133)
	(1,204)	57,652

Analysis of changes in net funds

	At 1 January 2004 $000	Cash flows $000	Other non-cash changes $000	Exchange adjustments $000	At 31 December 2004 $000
Cash at bank	46,474	(3,051)	–	809	44,232
Bank term loans	(20,708)	1,898	–	(1,595)	(20,405)
Finance lease and hire purchase contracts	(646)	615	–	–	(31)
	25,120	(538)	–	(786)	23,796

24
Contingent liabilities

On 9 October 2003, Cirrus Logic, Inc. ('Cirrus'), a US corporation which competes with the Company in the audio market, filed a suit against Wolfson Microelectronics plc and Wolfson Microelectronics, Inc. claiming infringement of two of its US patents, US Patent No 6,492,928 (the '928 patent) and US Patent No 6,011,501 (the '501 patent). That action is pending in the District Court of Southern California in San Diego.

Shortly afterwards Cirrus filed a complaint with the US International Trade Commission ('ITC') in Washington D.C., claiming infringement of the same patents and seeking a ban on importation into the USA of a number of the Company's products and on the products of third parties that include those products of the Company.

The ITC investigation terminated on 11 February 2005 when the ITC issued its final determination. The ITC determined that Cirrus' '928 patent was unenforceable due to inequitable conduct. Therefore no ban on importation was issued.

The ITC also found that the '501 patent was infringed and issued a limited exclusion order preventing the Company from importing the affected products into the US. The order does not extend to third party end products that incorporate the Company's products. The exclusion order has no business impact on the Company since, in early 2004, the Company made obsolete two of the three parts that had been accused under the '501 patent and modified the third to remove the disputed feature.

The District Court proceedings were stayed during the ITC proceedings. They are now continuing and are expected to take some time to conclude. The Company and Wolfson Microelectronics, Inc. have counterclaimed against Cirrus in the District Court proceedings. The counterclaims are for: (1) declarations that the Cirrus patents are not infringed by the Company, are invalid, and are unenforceable; (2) unfair competition under state common law and statutory law; (3) unfair competition under the Federal Lanham Act; (4) tortious interference with the Company's prospective economic advantages with customers and others; and (5) tortious interference with the Company's existing contracts with its customers and others.

The ITC's decision is not binding on the District Court and the Company continues vigorously to defend itself against all Cirrus' allegations. The Company does not believe that the District Court proceedings will have a material adverse effect on its business and consequently it does not anticipate making a provision in its accounts for them.

SC089839

Bank of Scotland
The Mound
Edinburgh
EH1 1YZ

KPMG Audit Plc
Saltire Court
20 Castle Terrace
Edinburgh
EH1 2EG

Wilmer Cutler Pickering Hale & Dorr LLP
Alder Castle
10 Noble Street
London
EC2V 7QJ

Shepherd & Wedderburn WS
Saltire Court
20 Castle Terrace
Edinburgh
EH1 2ET

Lloyds TSB Registrars
PO Box 28448
Finance House
Orchard Brae
Edinburgh
EH4 1WQ

Lloyds TSB Registrars offer a portfolio service which gives shareholders online access to information on their investments including balance movements and indicative share prices. See www.shareview.co.uk for further details.

For UK shareholders wishing to deal in their shares in Wolfson Microelectronics plc, one option is to use an internet and telephone dealing service available through Lloyds TSB Registrars. At the time of printing, commission is 0.5% with a minimum charge of £17.50 for internet dealing and £20 for telephone dealing. For internet sales, log on to www.shareview.co.uk/dealing
For telephone sales, call 0870 850 0852 between 8.30am – 4.30pm Monday to Friday. You will need your shareholder reference number shown on your share certificate.

Wolfson Microelectronics plc
Westfield House
26 Westfield Road
Edinburgh
EH11 2QB
United Kingdom

Tel: +44 131 272 7000
Fax: +44 131 272 7001

Wolfson Microelectronics plc
6F Shinbashi 29 Mori Building
4-2-1 Shinbashi
Minato-ku
Tokyo 105-0004
Japan

Wolfson Microelectronics plc
6F Honmachi Executive Office
3-5-3 Minami-Honmachi
Chuo-ku
Osaka 541-0054
Japan

Wolfson Microelectronics, Inc.
16875 West Bernardo Drive
Suite 280
San Diego
CA 92127
USA

Wolfson Microelectronics, Inc.
245 First Street
Suite 1800
Cambridge
MA 02142
USA

Wolfson Microelectronics plc
2F, No. 39, Alley 20
Lane 407, Sec. 2
Tiding Boulevard
NeiHu District
114 Taipei
Taiwan

Wolfson Microelectronics plc
#502 Deokheung Building
1328-10, Seocho-Dong
Seocho-Gu
Seoul 137-858
South Korea

Wolfson Microelectronics plc
Room 1911, Cyber Times Tower A
Tianan Cyber Park
Futian District
Shenzhen
China

Wolfson Microelectronics Pte Ltd
8 Temasek Boulevard
Suntec Tower Three
#42-01
Singapore 038988

www.wolfsonmicro.com

bringing digital technology to life®



FI-AR-0002-03

Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Schedule 11
Released	12:16 06-Apr-05
Number	6981K

RNS Number:6981K
Wolfson Microelectronics PLC
06 April 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

Robert Laurence Eckelmann

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Notification is in respect of holding of Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Robert Laurence Eckelmann

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

15,000 ordinary shares

8. Percentage of issued class

0.01%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share

US$ 2.93 / share

13. Date of transaction

4th April 2005

14. Date company informed

6th April 2005

15. Total holding following this notification

15,000

16. Total percentage holding of issued class following this notification

0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Fiona Murdoch - 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification

Fiona Murdoch

Date of Notification
6th April 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report 

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director Dealings
Released	16:40 25-Feb-05
Number	0753J

RNS Number:0753J
Wolfson Microelectronics PLC
25 February 2005

Wolfson Microelectronics plc

Director Dealings

Wolfson Microelectronics ("Wolfson" or "the Company") (LSE: WLF), announces that the executive directors are exercising share options as well as selling part of their shareholdings.

This is the first time David Milne, Chief Executive and George Elliott, Finance Director, have sold any shares in the Company since flotation even though the lock-in period ended in July 2004. No executive director sold any shares at the time of the flotation. Jim Reid and John Urwin exercised share options and sold shares last year as part of special dispensation given to them from the time of the flotation.

After all the transactions of today, the executive directors continue to hold 4.71% of the Company. Individual shareholdings are as follows:

Executive Director	Number of ordinary shares held at 25 February 2005	Percentage of issued share capital of the Company at 25 February 2005
A D Milne	2,568,123	2.37%
JRC Reid	1,610,300	1.49%
J M Urwin	521,703	0.48%
G R Elliott	399,523	0.37%
TOTAL	5,099,649	4.71%

Enquiries:

Harry Chathli 020 7645 2990
Corfin Communications

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director Shareholding
Released	16:23 25-Feb-05
Number	0721J

RNS Number:0721J
Wolfson Microelectronics PLC
25 February 2005

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

James R C Reid

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Notification is in respect of holding of Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

James R C Reid

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options

7. Number of shares / amount of stock acquired

120,000

8. Percentage of issued class

0.11%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share

£0.15/ share

13. Date of transaction

25 February 2005

14. Date company informed

25 February 2005

15. Total holding following this notification

1,910,300

16. Total percentage holding of issued class following this notification

1.76%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries
Fiona Murdoch - 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification
Fiona Murdoch

Date of Notification
25 February 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director Shareholding
Released	16:24 25-Feb-05
Number	0724J

RNS Number:0724J
Wolfson Microelectronics PLC
25 February 2005

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1. Name of company

Wolfson Microelectronics plc

2. Name of director

James R C Reid

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Notification is in respect of holding of Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

James R C Reid

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class
N/A

9. Number of shares/amount of stock disposed

300,000

10. Percentage of issued class

0.28%

11. Class of security

Ordinary

12. Price per share

£1.64 / share

13. Date of transaction

25 February 2005

14. Date company informed

25 February 2005

15. Total holding following this notification

1,610,300

16. Total percentage holding of issued class following this notification

1.49%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries
Fiona Murdoch - 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification
Fiona Murdoch

Date of Notification
25 February 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director Shareholding
Released	16:25 25-Feb-05
Number	0727J

RNS Number:0727J
Wolfson Microelectronics PLC
25 February 2005

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1. Name of company

Wolfson Microelectronics plc

2. Name of director

John M Urwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Notification is in respect of holding of Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John M Urwin

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class
N/A

9. Number of shares/amount of stock disposed

210,000

10. Percentage of issued class

0.19%

11. Class of security

Ordinary

12. Price per share

£1.64 / share

13. Date of transaction

25 February 2005

14. Date company informed

25 February 2005

15. Total holding following this notification

521,703

16. Total percentage holding of issued class following this notification

0.48%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries
Fiona Murdoch - 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification
Fiona Murdoch

Date of Notification
25 February 2005

END

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Regulatory Announcement

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Free annual report 

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director Shareholding
Released	16:27 25-Feb-05
Number	0730J

RNS Number:0730J
Wolfson Microelectronics PLC
25 February 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

John M Urwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Notification is in respect of holding of Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John M Urwin

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options

7. Number of shares / amount of stock acquired

271,400

8. Percentage of issued class
0.25%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share

£0.15 / share

13. Date of transaction

25 February 2005

14. Date company informed

25 February 2005

15. Total holding following this notification

731,703

16. Total percentage holding of issued class following this notification

0.68%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries
Fiona Murdoch - 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification
Fiona Murdoch

Date of Notification
25 February 2005

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director Shareholding
Released	16:14 25-Feb-05
Number	0706J

RNS Number:0706J
Wolfson Microelectronics PLC
25 February 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

Alastair David Milne

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Notification is in respect of holding of Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Alastair David Milne

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options

7. Number of shares / amount of stock acquired

460,000

8. Percentage of issued class

0.42%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share

£0.15/ share

13. Date of transaction

25 February 2005

14. Date company informed

25 February 2005

15. Total holding following this notification

3,524,523

16. Total percentage holding of issued class following this notification

3.25%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Fiona Murdoch - 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification

Fiona Murdoch

Date of Notification

25 February 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director Shareholding
Released	16:16 25-Feb-05
Number	0707J

RNS Number:0707J
Wolfson Microelectronics PLC
25 February 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

Alastair David Milne

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Notification is in respect of holding of Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Alastair David Milne

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class
N/A

9. Number of shares/amount of stock disposed

626,400

10. Percentage of issued class

0.58%

11. Class of security

Ordinary

12. Price per share

£1.64 / share

13. Date of transaction

25 February 2005

14. Date company informed

25 February 2005

15. Total holding following this notification

2,898,123

16. Total percentage holding of issued class following this notification

2.67%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Fiona Murdoch - 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification

Fiona Murdoch

Date of Notification

25 February 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director Shareholding
Released	16:19 25-Feb-05
Number	0709J

RNS Number:0709J
Wolfson Microelectronics PLC
25 February 2005

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1. Name of company

Wolfson Microelectronics plc

2. Name of director

Alastair David Milne

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Notification is in respect of holding of Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Alastair David Milne

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Gift of shares

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class
N/A

9. Number of shares/amount of stock disposed

330,000

10. Percentage of issued class

0.3%

11. Class of security

Ordinary

12. Price per share

Nil consideration

13. Date of transaction

25 February 2005

14. Date company informed

25 February 2005

15. Total holding following this notification

2,568,123

16. Total percentage holding of issued class following this notification

2.37%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries
Fiona Murdoch - 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification
Fiona Murdoch

Date of Notification
25 February 2005

This information is provided by RNS
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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director Shareholding
Released	16:20 25-Feb-05
Number	0716J

RNS Number:0716J
Wolfson Microelectronics PLC
25 February 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

George R Elliott

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Notification is in respect of holding of Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

George R Elliott

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options

7. Number of shares / amount of stock acquired

600,000

8. Percentage of issued class

0.55%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share

410,000 at £0.15/ share and 190,000 at £0.15 /share

13. Date of transaction

25 February 2005

14. Date company informed

25 February 2005

15. Total holding following this notification

609,523

16. Total percentage holding of issued class following this notification

0.56%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Fiona Murdoch - 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification

Fiona Murdoch

Date of Notification

25 February 2005

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Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director Shareholding
Released	16:21 25-Feb-05
Number	0720J

RNS Number:0720J
Wolfson Microelectronics PLC
25 February 2005

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1. Name of company

Wolfson Microelectronics plc

2. Name of director

George R Elliott

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Notification is in respect of holding of Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

George R Elliott

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class
N/A

9. Number of shares/amount of stock disposed

210,000

10. Percentage of issued class

0.19%

11. Class of security

Ordinary

12. Price per share

£1.64 / share

13. Date of transaction

25 February 2005

14. Date company informed

25 February 2005

15. Total holding following this notification

399,523

16. Total percentage holding of issued class following this notification

0.37%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant
N/A

18. Period during which or date on which exercisable
N/A

19. Total amount paid (if any) for grant of the option
N/A

20. Description of shares or debentures involved: class, number
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries
Fiona Murdoch - 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification
Fiona Murdoch

Date of Notification
25 February 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	11:49 01-Mar-05
Number	1746J

RNS Number:1746J
Wolfson Microelectronics PLC
01 March 2005

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc (the "Company")
1 March 2005

Section 198 Notification

The Company was notified on 28 February 2005 by Morgan Stanley Securities Limited (''MSSL"), pursuant to s.198 Companies Act 1985, that its interest in the Company is below 3% of the issued share capital of the Company. MSSL is a member of the Morgan Stanley group of companies.

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Schedule 11
Released	09:06 11-Mar-05
Number	6303J

RNS Number:6303J
Wolfson Microelectronics PLC
11 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

George R Elliott

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Notification is in respect of holding of Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

George R Elliott

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

10 March 2005

14. Date company informed

10 March 2005

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

10 March 2005

18. Period during which or date on which exercisable

10 March 2008

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

69,264 ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

173.25 pence

22. Total number of shares or debentures over which options held following this notification

477,557

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Fiona Murdoch - 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification

Fiona Murdoch

Date of Notification

11 March 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Schedule 11
Released	09:06 11-Mar-05
Number	6305J

RNS Number:6305J
Wolfson Microelectronics PLC
11 March 2005

SCHEDULE 11
NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1. Name of company

Wolfson Microelectronics plc

2. Name of director

John M Urwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Notification is in respect of holding of Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John M Urwin

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of options

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

N/A

12. Price per share

N/A

13. Date of transaction

10 March 2005

14. Date company informed

10 March 2005

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

10 March 2005

18. Period during which or date on which exercisable

10 March 2008

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

66,378 ordinary shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

173.25 pence

22. Total number of shares or debentures over which options held following this notification

759,559

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Fiona Murdoch - 0131 272 7000

25. Name and signature of authorised company official responsible for making

this notification

Fiona Murdoch

Date of Notification

11 March 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	AGM Notice
Released	16:30 22-Mar-05
Number	0863K

RNS Number:0863K
Wolfson Microelectronics PLC
22 March 2005

Immediate Release

Wolfson Microelectronics plc
22 March 2005

Wolfson Microelectronics plc
AGM NOTICE

Copies of the Wolfson Microelectronics plc Notice of Annual General Meeting 2005 have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Corfin Communications 020 7929 8999
Neil Thapar

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Settlement of Litigation
Released	14:00 24-Mar-05
Number	2016K

RNS Number:2016K
Wolfson Microelectronics PLC
24 March 2005

Wolfson Microelectronics plc
24 March 2005

Cirrus Logic and Wolfson Microelectronics Settle Litigation

Edinburgh, Scotland - 24 March 2005: Cirrus Logic Inc. (NASDAQ: CRUS) and Wolfson Microelectronics plc (LSE: WLF.L) today announce that they have settled all outstanding litigation between the Companies.

In October 2003, Cirrus Logic brought suit against Wolfson Microelectronics plc and its subsidiary Wolfson Microelectronics, Inc. in the U.S. District Court in San Diego for patent infringement. Cirrus Logic subsequently initiated an investigation by the United States International Trade Commission (ITC), which terminated in February 2005.

Under a settlement agreement, the parties have agreed to withdraw all outstanding claims and counterclaims in the US District Court proceedings. An application is being made to the ITC for the withdrawal of the exclusion order that the ITC issued in February 2005 in relation to one of the Cirrus Logic patents.

The terms of the settlement are confidential.

Enquiries:

Corfin Communications +44 (0)20 7929 8989
Harry Chathli, Neil Thapar

About Wolfson Microelectronics

Wolfson Microelectronics plc (LSE: WLF.L) is an award winning, fabless semiconductor company based in Edinburgh, UK. Wolfson develops and markets high performance mixed signal semiconductors for multimedia and communications applications worldwide. The company currently has sales offices in the USA, Japan, China, Taiwan and Korea.

For more information contact:
Wolfson Microelectronics plc, Westfield House, 26 Westfield Road, Edinburgh, EH11 2QB, United Kingdom, Tel: +44 (0) 131 272 7000, Fax: +44 (0) 131 272 7001.
Web: www.wolfsonmicro.com

- ENDS -

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The company news service from the London Stock Exchange

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

It contains the resolutions to be voted on at the Company's Annual General Meeting to be held on 21 April 2005. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your ordinary shares of 0.1 pence each in the Company, please forward this document and the form of proxy for use in relation to the Annual General Meeting of the Company as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your ordinary shares of 0.1 pence each in the Company, you should consult with the stockbroker, bank or other agent through whom the sale or transfer was effected.

The Annual General Meeting starts at 11.00 a.m. on 21 April 2005. However, the doors to the meeting will be open from 10.30 a.m. and you may wish to arrive by 10.45 a.m. to take your seat in good time for the start of the meeting.

Please see the attached explanatory notes for further details on the resolutions to be proposed at the Annual General Meeting.

Wolfson Microelectronics plc

(Incorporated and registered in Scotland with no. SC 089839)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Wolfson Microelectronics plc (the "Company") will be held at Westfield House, 26 Westfield Road, Edinburgh, EH11 2QB on 21 April 2005 at 11.00 a.m. for the transaction of the following business:

Ordinary Resolutions

To consider and, if thought fit, to pass Resolutions 1 to 10 (inclusive) as ordinary resolutions of the Company:

Resolution 1

To receive the accounts of the Company for the financial year ended 31 December 2004, together with the directors' report, the directors' remuneration report and the auditors' report on those accounts and that part of the directors' remuneration report which is required to be audited.

Resolution 2

To approve the directors' remuneration report as set out in the Annual Report and Accounts for the financial year ended 31 December 2004.

Resolution 3

To re-elect David John Carey as a director of the Company.

Resolution 4

To re-elect James Robert Craig Reid as a director of the Company.

Resolution 5

To re-elect John Martin Urwin as a director of the Company.

Resolution 6

To re-elect George Reginald Elliott as a director of the Company.



Resolution 12

That the Company is generally and unconditionally hereby authorised to make market purchases (within the meaning of section 163(3) of the Act) of any of its ordinary shares of 0.1 pence each ("ordinary shares") on such terms and in such manner as the directors of the Company may from time to time determine provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 10,984,131 representing approximately 10% of the issued share capital of the Company as at 10 March 2005;

(ii) the minimum price which may be paid for any such ordinary share is 0.1 pence, exclusive of the expenses of purchase (if any) payable by the Company;

(iii) the maximum price, exclusive of the expenses of purchase (if any) payable by the Company, which may be paid for any such ordinary share under this authority is an amount equal to 105% of the average of the middle market closing quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day of purchase; and

(iv) unless previously renewed, revoked or varied, the authority hereby conferred shall expire on the earlier of 15 months after the passing of this Resolution or at the conclusion of the Annual General Meeting of the Company to be held in 2006, but a contract for purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of ordinary shares may be made in pursuant of any such contract.

Resolution 13

That, subject to sections 19 and 20 of the Companies (Audit, Investigations and Community Enterprise) Act 2004 coming into force, the Articles be amended as follows:

(i) That a new definition be inserted in Article 2 after the definition of "these Articles" but prior to the definition of "Auditor":

""**Associated Company"** means a company which is the Company's subsidiary, or the Company's holding company or a subsidiary of the Company's holding company;"

(ii) That Article 145 be deleted in its entirety and be replaced with the following:

" **145 Indemnity**

145.1 Subject to the provisions of the Act, but without prejudice to any indemnity to which a Director may otherwise be entitled, every person who is or was at any time a Director or director of an Associated Company shall be indemnified out of the assets of the Company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company, provided that no such indemnity is (directly or indirectly) provided against any liability incurred by the director:

(a) to the Company or to any Associated Company;

(b) to pay:

(i) a fine imposed in criminal proceedings; or

(ii) a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising);

(c) in relation to a decision which has become final (in accordance with sections 309B (5) to (7) of the Act):

(i) in defending any criminal proceedings in which he is convicted; or

(ii) in defending any civil proceedings brought by the Company or an Associated Company in which judgment is given against him; or

(iii) in connection with any application under any of the following provisions in which the court refuses to grant him relief:

(A) section 144(3) or (4) of the Act; or

(B) section 727 of the Act.

Notes

1. Only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 19 April 2005 shall be entitled to attend and vote at this Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 p.m. on 19 April 2005 shall be disregarded in determining the rights of any person to attend or vote at this Annual General Meeting.

2. Any shareholder who is entitled to attend and vote at this Annual General Meeting is entitled to appoint a proxy to attend and, on a poll, vote on his or her behalf. A proxy need not be a shareholder of the Company. Completion and return of the form of proxy will not preclude a shareholder from attending and voting at this Annual General Meeting.

3. A form of proxy is enclosed which to be effective must be completed and received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, not later than 11.00 a.m. on 19 April 2005.

4. The following documents are available for inspection on any day (except Saturday, Sunday and Bank Holidays) up to and including the date of this Annual General Meeting during usual business hours at the registered office of the Company and at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, Alder Castle, 10 Noble Street, London EC2V 7QJ and will, on the date of this Annual General Meeting, be available for inspection at the meeting from 10.45 a.m. until the conclusion of the meeting:

   (i) the register of interests of directors (and their family interests) in the share capital of the Company;

   (ii) copies of all the service agreements and letters of appointment between the directors of the Company and the Company or any of its subsidiaries; and

   (iii) the Memorandum and Articles of Association of the Company.

Authority to allot ordinary shares for cash (Resolution 11)

Under section 89 of the Companies Act 1985, if the directors wish to allot any of the unissued ordinary shares for cash they must in the first instance offer them to existing ordinary shareholders in proportion to their ordinary shareholding. There may be occasions, however, when the directors will need the flexibility to finance business opportunities by the issue of ordinary shares without a pre-emptive offer to existing ordinary shareholders. Shareholders last granted authority to the directors to disapply pre-emptive rights at the Annual General Meeting in 2004. Such authority will expire at the end of this Annual General Meeting and Resolution 11 seeks to renew it.

Resolution 11 imposes a limit of approximately 3.2% of the issued ordinary share capital as at 10 March 2005 on the issue of new shares and the sale of any treasury shares without first offering them to existing ordinary shareholders. Resolution 11 also seeks a disapplication of the pre-emption rights on a rights issue (or other pre-emptive type issue) so as so allow the directors to make exclusions or such other arrangements as may be appropriate to resolve legal or practical problems which, for example, might arise with overseas ordinary shareholders. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2006.

The directors have no present intention of using the authority proposed to be granted by Resolution 11.

Authority to purchase Company's own shares (Resolution 12)

In certain circumstances, subject to the provisions of the Companies Act 1985, it may be advantageous for the Company to purchase its own shares and Resolution 12 seeks authority from shareholders to do so up to a limit of approximately 10% of the issued share capital. Shareholders granted the directors authority for the Company to purchase its own shares, up to a limit of approximately 5% of the issued share capital of the Company, at the Annual General Meeting in 2004. Such authority will expire at the end of this Annual General Meeting. Resolution 12 seeks to renew and extend such authority up to a limit of approximately 10% of the issued share capital of the Company, to give the Company flexibility to purchase its own shares.

The directors intend to exercise this power only when, in the light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase earnings per share and is in the best interest of shareholders generally. Other investment opportunities, appropriate gearing levels and the overall position of the Company will be taken into account before deciding upon this course of action.

If the Company buys back any of its shares, the Companies Act 1985 (as amended by The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the "Treasury Shares Regulations")) allows the Company to have the choice of holding such shares in treasury (up to a limit of 10% of the issued share capital) or to cancel them or a combination of both. The Company has the option to resell for cash, transfer or cancel any treasury shares.

The directors believe it is advantageous for the Company to have this choice and the directors would consider holding any shares repurchased pursuant to Resolution 12 as treasury shares. The directors further believe that the holding of treasury shares will provide the Company with increased flexibility in managing its share capital. No voting rights would be exercised, or dividends paid, in respect of any treasury shares.

The authority sought by Resolution 12 will expire on the earlier of 15 months after the passing of the Resolution or the conclusion of the Annual General Meeting of the Company held in 2006. The directors intend to seek renewal of this power at subsequent Annual General Meetings.

As at 10 March 2005, there were options over 11,656,919 ordinary shares representing 10.6% of the then issued share capital of the Company. If the authority sought by Resolution 12 were exercised in full and all shares purchased by the Company were cancelled, these options would represent 11.8% of the issued share capital of the Company as at 10 March 2005.

The Company does not hold any shares in treasury as at 10 March 2005.